Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108977

PROSPECTUS

291,165 SHARES OF COMMON STOCK

SOLOMON TECHNOLOGIES, INC.

In this distribution, Cytation Corporation will distribute 291,165 shares of our common stock that it owns on a pro rata basis to the holders of Cytation common stock. If you are a holder of Cytation common stock, you will receive one share of our common stock for each share of Cytation common stock that you held at the close of business on December 23, 2003, the record date for the distribution. The imputed price per share is $3.00.

We are sending you this prospectus to describe the distribution. We expect the distribution to occur on January 15, 2004. On or shortly after the January 15, 2004 distribution date, each holder of record of Cytation common stock on the record date will receive a letter of instruction from our transfer agent requesting where to send such holder’s proportionate number of shares of Solomon Technologies common stock.

No general stockholder vote is required for the distribution to occur. No stockholder action is necessary for you to receive the shares of our common stock to which you are entitled in the distribution. This means that

•	you do not need to pay any consideration to Cytation or us, and

•	you do not need to surrender any shares of Cytation common stock to receive your shares of our common stock.

Prior to this distribution, there has been no public market for our common stock. We anticipate that our common stock will be listed on the Over-the-Counter Bulletin Board.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JANUARY 7, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding

•	expectations as to market acceptance of our products,

•	expectations as to revenue growth and earnings,

•	the time by which certain objectives will be achieved,

•	proposed new products,

•	our ability to protect our proprietary and intellectual property rights,

•	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance, and

•	statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to

•	industry competition, conditions, performance and consolidation,

•	legislative and/or regulatory developments,

•	the effects of adverse general economic conditions, both within the United States and globally,

•	any adverse economic or operational repercussions from recent terrorist activities, any government response thereto and any future terrorist activities, war or other armed conflicts, and

•	other factors described under “Risk Factors.”

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

SUMMARY

You should rely only on the information contained in this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are distributing shares of common stock only in jurisdictions where distribution is permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any distribution of the common stock.

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled “Risk Factors”. Unless otherwise indicated, all references to “Solomon”, “us”, “our”, “our company” and “we” refer to Solomon Technologies, Inc. and its subsidiary, Town Creek Industries, Inc.

OUR BUSINESS

We develop and sell fully integrated electric power drive systems that we refer to as “ST Electric Propulsion Systems”. Some of our systems incorporate our patented “Electric Wheel” and related proprietary technologies consisting of two shaftless, brushless, direct current permanent magnet electric motors connected by a planetary gear-set driving an output power shaft, all within a single, self-contained sealed housing. We offer other propulsion systems utilizing our ST “Electric Motor” that employ one direct current motor and operate without a planetary gear-set.

Our revenues for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003 were approximately $151,000 and $299,000, respectively. We incurred net losses for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003 of approximately $1,101,000 and $2,864,000, respectively.

The principal market for our systems is the recreational displacement hull component of the marine industry. We chose this market because of the many applications for our systems but also because of its large size, minimal regulatory barriers and fragmented competition. We have focused primarily on boat manufacturers for new boat electric drives and boat owners for retrofits of their existing propulsion systems. The industrial marine sector is a secondary market for our current systems with an initial focus on lifeboats, motor launches and small craft military projects. We expect to license or enter into strategic relationships with respect to the many non-marine applications for our ST Electric Propulsion Systems.

COMPANY INFORMATION

Our principal executive offices are located at 7383 Benedict Avenue, Benedict, Maryland 20612. Our telephone number is (301) 274-4479.

We were originally incorporated in Maryland in 1992. On July 2, 2003, we reincorporated from Maryland to Delaware by merging into a newly-formed Delaware corporation. As part of the merger, our stockholders received one share of the Delaware corporation’s common stock for each two shares of the Maryland corporation’s common stock owned, effectively resulting in a 1-for-2 reverse split of our common stock. Except where stated otherwise in this prospectus, the information contained in this prospectus is adjusted to reflect this 1-for-2 reverse split.

We own the rights to the trademarks Electric Wheel ® and Solomon Technologies®. Other trademarks appearing in this prospectus are the property of their respective owners.

You may find us on the Web at www.solomontechnologies.com. We do not intend to incorporate by reference any information contained on our website into this prospectus, and you should not consider information contained on our website as part of this prospectus.

THE DISTRIBUTION

The following is a brief summary of the terms of the distribution:

Distributing Company	Cytation Corporation. After the distribution, Cytation will own 376,924 shares of our common stock.

Distributed Company	Solomon Technologies, Inc.

Shares of common stock to be distributed	291,165 shares of Solomon Technologies common stock

Distribution Ratio	One share of our common stock for each share of Cytation common stock that you hold at the close of business on December 23, 2003.

Record Date	December 23, 2003 (close of business)

Distribution Date	January 15, 2004

Trading Market	Prior to this distribution, there was no trading market for our common stock. We can not assure you that a market for our common stock will develop or be sustained.

Delivery of Share Certificates	Our transfer agent will send to each record holder of Cytation common stock at the close of business on the record date a letter of instruction requesting whether to send a certificate to the holder or the holder’s broker, or to make through a book-entry, for the number of whole shares such holder receives in the distribution. If you hold your shares of Cytation common stock through a stockbroker, bank or other nominee, then you are not a record holder of those shares and your broker, bank or nominee will receive the shares in the distribution on your behalf.

Tax Consequences	Generally, you will be subject to tax at ordinary income rates on dividends on the fair market value of our shares that you receive in the distribution.

Use of Proceeds	There will be no proceeds from the distribution of our common stock.

RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE YOU PURCHASE SHARES OF OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THIS EVENT, YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS CONCERNING OUR BUSINESS

WE HAVE NEVER BEEN PROFITABLE, AND IF WE CONTINUE TO LOSE MONEY AND DO NOT ACHIEVE PROFITABILITY SOON, WE MAY BE UNABLE TO CONTINUE OUR BUSINESS. OUR ABILITY TO CONTINUE AS A GOING CONCERN IS UNCERTAIN.

We have incurred losses since our inception. We incurred net losses of $1,101,104 for the year ended December 31, 2002 and $2,864,302 for the nine months ended September 30, 2003. As of September 30, 2003, we had an accumulated deficit of approximately $8.7 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our expenses include product development and marketing expenses relating to products that will not be introduced and will not generate revenue until later periods, if at all. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition.

Due to our history of losses and our current financial condition, our independent auditors’ report, which is part of this prospectus at page F-2, includes an explanatory paragraph referring to an uncertainty concerning our ability to continue as a going concern. Please see NOTE 14 to our financial statements on page F-16.

OUR LIMITED OPERATING HISTORY AND THE RAPIDLY EVOLVING NATURE OF OUR INDUSTRY MAKE IT DIFFICULT TO FORECAST OUR FUTURE RESULTS.

Prior to 2002, our operations consisted primarily of product development efforts. As a result of our limited operating history, our historical financial and operating information is of limited value in predicting our future operating results. In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for electric propulsion systems is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

OUR BUSINESS MAY BE SUBSTANTIALLY HURT IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

Our business strategy requires substantial capital to market and promote our product lines. We plan to implement our aggressive sales and marketing plan, provide for adequate working capital to meet the projected demand for our products and repay debt over the next twelve months. To do this, we will require nearly $5 million to meet our goal, all of which we anticipate will come from offerings of our securities. If we are unable to obtain sufficient capital, we would likely be required to proportionately scale back our sales and marketing plan.

Any inability or delay in closing such financing is likely to leave us with insufficient cash to meet the requirements of our aggressive budget and impede our ability to pursue our business plan. In addition, development opportunities and other contingencies may arise, which could require additional capital. Any inability to obtain required future financing would likely have a materially adverse effect on our business and could require that we significantly reduce or suspend our operations, seek a merger partner or sell some or substantially all of our assets. We presently have no arrangements or understandings with any prospective merger partner or prospective purchaser of our assets.

If we issue additional stock to raise capital, your percentage ownership in us would be reduced. Additional financing may not be available when needed on terms acceptable to us or at all. If we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants. If we cannot raise necessary additional capital on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated industry changes.

WE DEPEND SUBSTANTIALLY ON OUR RELATIONSHIPS WITH A SMALL NUMBER OF OEMS, AND OUR FAILURE TO MAINTAIN OR EXPAND THESE RELATIONSHIPS WOULD REDUCE OUR REVENUE AND GROSS PROFIT OR OTHERWISE HARM OUR BUSINESS.

We anticipate that we will derive a substantial portion of our revenue from sales of our products to a small number of OEMs in the marine industry. While in the long term a substantial portion of our revenue is projected to be from the retrofit market, we expect that a small number of OEM customers will continue to account for a majority of our revenue and gross profit for the foreseeable future. The loss of any of these customers, or a material decrease in revenue from these customers, would reduce our gross profit or otherwise harm our business.

Furthermore, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our electric propulsion systems with their vessels.

As a result of our dependency on a small number of OEMs, any problems those customers experience, or their failure to promote products that contain our electric propulsion systems, could harm our operating results. Some of the factors that affect the business of our OEM customers, all of which are beyond our control, include

•	the competition these customers face and the market acceptance of their products,

•	the engineering, marketing and management capabilities of these customers and the technical challenges that they face in developing their products,

•	the financial and other resources of these customers, and

•	new governmental regulations or changes in taxes or tariffs applicable to these customers.

The inability of our OEM customers to successfully address any of these risks could harm our business.

SLOW GROWTH, OR NEGATIVE GROWTH, IN THE MARINE VESSEL INDUSTRY COULD REDUCE DEMAND FOR OUR PRODUCTS AND REDUCE OUR GROSS PROFIT.

Our revenue depends in large part on the demand for our products by OEMs in the marine vessel industry. This industry could experience slow or negative growth due to a general economic slowdown, market saturation and other factors. If slow or negative growth in the industry occurs, demand for our products may decrease. If a reduction in demand for our products occurs, we may not be able to reduce expenses commensurately. Accordingly, continued slow growth or negative growth in the marine vessel industry could reduce our gross profit.

Furthermore, our success in increasing revenue depends on growth in the use of alternative propulsion systems, particularly low or zero emission systems, to add features and functionality to marine vessels. Our electric propulsion systems are currently used primarily in pleasure marine vessels, and, we anticipate, to be useful for other marine vessels and non-marine vehicles. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, we are uncertain as to the extent to which products such as ours will be used in these markets in the future. Their market acceptance may be impacted by the performance, cost and availability of other propulsion systems that perform similar functions. If these markets accept products such as our products more slowly than we expect, or not at all, our business will suffer.

WE ARE DEPENDENT ON OUR SUPPLIERS, AND THE INABILITY OF THESE SUPPLIERS TO CONTINUE TO DELIVER, OR THE REFUSAL TO DELIVER, NECESSARY COMPONENTS OF OUR ELECTRIC PROPULSION SYSTEM, WOULD SIGNIFICANTLY HARM OUR BUSINESS.

We assemble the components of our electric propulsion system at our Benedict, Maryland facility. These components are manufactured by third-party manufacturers. Other than Homewood Products Corporation, we do not have an agreement requiring any supplier to continue to manufacture and sell to us such component parts. Our agreement with Homewood provides that Homewood will manufacture and sell to us the motors for our electric propulsion systems. These motors are specifically designed by us and our ability to find alternative manufacturers is limited. We believe that alternative sources are available but may require up to twelve months to begin delivery of motors. The delay would adversely affect our ability to meet promised demand for our products and significantly harm our business.

We believe that other suppliers of the other component parts of our ST-EPS are available to us should any of our current suppliers of our component parts be unable or unwilling to sell us such parts. We believe, however, that such alternative suppliers would be at a higher cost, thereby reducing our gross profit.

COMPETITION IN OUR INDUSTRY IS INTENSE AND IS LIKELY TO CONTINUE TO INCREASE, WHICH COULD RESULT IN PRICE REDUCTIONS, DECREASED CUSTOMER ORDERS, REDUCED PRODUCT MARGINS AND LOSS OF MARKET SHARE, ANY OF WHICH COULD HARM OUR BUSINESS.

Our industry is competitive, and we expect competition to intensify in the future. We have many primary competitors located in the United States and Europe in the marine electric propulsion industry. Additional competitors are likely to enter our industry in the future. We also face competition from the internal research and development departments of OEMs, including some of our current customers. Our customers may have the capability to integrate their operations vertically by developing their own alternative propulsion systems or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely.

Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

THE MARKET FOR OUR ELECTRIC PROPULSION SYSTEM IS NEW AND CONSTANTLY CHANGING. IF WE DO NOT RESPOND TO CHANGES IN A TIMELY MANNER, OUR COMPANY LIKELY WILL NO LONGER BE COMPETITIVE.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our business will suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, manufacture, market or support new or enhanced products on a timely basis, if at all. Furthermore, our new products may never gain market acceptance, and we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or changes in industry standards would likely prevent our products from gaining market acceptance and harm our business.

IF WE DO NOT SUCCESSFULLY ESTABLISH STRONG BRAND IDENTITY IN THE MARINE MARKETS, WE MAY BE UNABLE TO ACHIEVE WIDESPREAD ACCEPTANCE OF OUR PRODUCTS.

We believe that establishing and strengthening our Electric Wheel brand is critical to achieving widespread acceptance of our products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the market with competing products. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer support. These activities are expensive and we may not generate a corresponding increase in customers or revenue to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to attract new customers and compete effectively.

WE RELY ON PATENTS, TRADEMARKS, TRADE SECRETS AND CONFIDENTIALITY AGREEMENTS TO PROTECT OUR PROPRIETARY RIGHTS, WHICH AFFORD ONLY LIMITED PROTECTION.

Our success depends upon our ability to protect our proprietary rights. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements with our employees, customers, suppliers and others to establish and protect our proprietary rights. The protection of patentable inventions is important to our future opportunities. It is possible that

•	our pending patent applications may not result in the issuance of patents,

•	we may not apply for or obtain effective patent protection in every country in which we do business,

•	our patents may not be broad enough to protect our proprietary rights,

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from using the inventions claimed in those patents, and

•	current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue. Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources and, therefore, could harm our business.

OUR SUCCESS DEPENDS ON RETAINING OUR KEY PERSONNEL, INCLUDING DAVID E. TETHER, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS OR OTHERWISE HARM OUR BUSINESS.

Our success depends on the continued contributions of our senior management, particularly David E. Tether, our President and Chief Executive Officer, and other key engineering, sales and marketing and operations personnel. Competition for employees in our industry can be intense. We do not have employment agreements with, or key man life insurance policies covering, any of our executives. In addition, all of the capital stock and options held by the members of our management are vested. There can be no assurance that we will retain our key employees or be able to hire replacements. Our loss of any key employee or an inability to replace lost key employees and add new key employees as we grow could disrupt our operations or otherwise harm our business.

OUR INTERNATIONAL SALES WILL LIKELY ACCOUNT FOR A SIGNIFICANT AMOUNT OF OUR REVENUE IN THE FUTURE, WHICH MAY EXPOSE US TO POLITICAL, REGULATORY, ECONOMIC, FOREIGN EXCHANGE AND OPERATIONAL RISKS.

Because we intend to sell our products worldwide, our business is subject to risks associated with doing business internationally. Significant management attention and financial resources are needed to develop our international sales, support and distribution channels and manufacturing. Our future results could be harmed by a variety of factors related to international operations, including

•	foreign currency exchange rate fluctuations,

•	seasonal fluctuations in sales,

•	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets,

•	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements,

•	trade protection measures and import or export licensing requirements,

•	potentially adverse tax consequences,

•	longer accounts receivable collection cycles and difficulties in collecting accounts receivables,

•	difficulty in managing widespread sales, development and manufacturing operations, and

•	less effective protection of intellectual property.

In the future, some or all of our international revenue and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities. In addition, if we conduct sales in local currencies, we may engage in hedging activities, which may not be successful and could expose us to additional risks.

WE MAY LACK THE ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL DATA IN COMPLIANCE WITH OUR PUBLIC COMPANY REPORTING REQUIREMENTS IF WE FAIL TO IMPROVE OUR INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING.

Because of our limited cash and small number of officers and employees, we believe we need to correct significant deficiencies in our internal controls and procedures for financial reporting. We currently have a part-time chief financial officer. However, we will need to hire additional accounting staff. Failure to address this in a timely manner might increase the risk of future financial reporting misstatements and may prevent us from being able to meet our filing deadlines. Because our operations to date have been very limited and the number of accounting transactions has been relatively small, we believe that these deficiencies have not affected our financial statements which are part of this prospectus. However, we will need to correct such deficiencies as we expand our operations. Furthermore, we plan to remedy such deficiencies during 2004; however, achieving such goals depends on our ability to raise additional capital.

In addition, we must establish a process to facilitate management’s assessment of the design and operating effectiveness of our internal controls and procedures for financial reporting to enable us to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which will be in effect for our fiscal year ending December 31, 2005.

There can be no assurance that these actions and any other actions we may take to improve our internal controls and procedures will be successful. Our failure to implement these actions could adversely affect our ability to record, process, summarize and report financial data in compliance with our public company reporting obligations.

OUR BUSINESS MAY CONTINUE TO BE AFFECTED BY OUR SUBSTANTIAL DEBT AND RESTRICTIONS UNDER DEBT COVENANTS.

We have a significant amount of debt. Our debt service obligations could have material adverse consequences to our security holders. As of September 30, 2003, we have approximately $1.6 million of debt, including approximately $575,000 of secured debt owed to Pinetree (Barbados), Inc.

The level of our indebtedness could have important consequences to us and our stockholders including, but not limited to, the following

•	our ability to obtain additional financing in the future may be impaired,

•	a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for our operations,

•	the Pinetree note contains restrictive covenants, which if not complied with, may result in an event of default by us which, if not cured or waived, could have a material adverse effect on us,

•	we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage, and

•	our substantial debt may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

Our ability to make scheduled payments and comply with our debt covenants or to refinance our debt obligations will depend upon our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors which are beyond our control. Cash flow from operations and other capital resources may not be sufficient for payment of our debt in the future. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

If we are unable to pay our debt, we may be required to take actions such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot predict whether any of these actions could be effected on satisfactory terms, if at all.

OUR BUSINESS MAY BE AFFECTED AS A RESULT OF SECURITY INTERESTS IN OUR ASSETS.

All of our assets are pledged as collateral to secure the Pinetree note. Unless these security interests are released, such assets will not be available to secure future indebtedness and as such may adversely affect our ability to borrow money in the future. Moreover, in the event of a default by us on any of our obligations, including with respect to the covenants contained in the Pinetree note, Pinetree could foreclose on our assets.

RISKS CONCERNING INVESTING IN US

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND IF A PUBLIC MARKET DOES NOT DEVELOP, YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained. If a public market for our common stock does not develop or is not sustained, you will likely have difficulty selling your shares and you may have to hold your shares indefinitely.

IF OUR STOCK DOES BECOME PUBLICLY TRADED, WE WILL LIKELY BE SUBJECT TO THE PENNY STOCK RULES. THE APPLICATION OF THE “PENNY STOCK” RULES WILL LIKELY MAKE SELLING YOUR SHARES MORE DIFFICULT THAN IF OUR SHARES WERE TRADED ON THE NASDAQ STOCK MARKET OR A NATIONAL STOCK EXCHANGE.

Our common stock will be a “penny stock,” under Rule 3a51-1 under the Securities and Exchange Act, unless and until

•	the shares reach a price of at least $5.00 per share,

•	we meet the financial size and volume levels for our common stock not to be considered a penny stock, or

•	we register the shares on a national securities exchange or they are quoted on the Nasdaq Stock Market.

The shares are likely to remain penny stocks for a considerable period after this offering. A “penny stock” is subject to rules that require securities broker-dealers, before carrying out transactions in any “penny stock”

•	to deliver a disclosure document to the customer describing the risks of penny stocks, and get a written receipt for that document, before selling penny stocks to that customer,

•	to disclose price information about the stock,

•	to disclose the compensation received by the broker-dealer or any associated person of the broker-dealer, and

•	to send monthly statements to customers with market and price information about the “penny stock.”

Our common stock will also be subject to a rule which requires the broker-dealer, in some circumstances, to

•	approve the “penny stock” purchaser’s account under standards specified in the rule, and

•	deliver written statements to the customer with information specified in the rule.

These additional requirements could prevent broker-dealers from carrying out transactions in our common stock and limit your ability to sell your shares.

IF WE DO NOT QUALIFY FOR BULLETIN BOARD INCLUSION, YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES.

We anticipate that our common stock will be eligible for quotation on the NASD Over-the- Counter Bulletin Board. If for any reason, however, our common stock is not eligible for continued quotation on the Bulletin Board or a public trading market does not develop, you may have difficulty selling your shares. If we are unable to satisfy the requirements for quotation on the Bulletin Board, any trading in our common stock would be conducted in the over-the-counter market in what are commonly referred to as the “pink sheets”. As a result, you may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the shares.

WE EXPECT OUR STOCK PRICE TO BE VOLATILE.

The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are

•	actual or anticipated fluctuations in our results of operations,

•	developments with respect to intellectual property rights,

•	announcements of technological innovations or significant contracts by us or our competitors,

•	introduction of new products by us or our competitors,

•	commencement of, or our involvement in, litigation,

•	our sale of common stock or other securities in the future,

•	conditions and trends in the marine vessel industries,

•	the trading volume of our common stock,

•	changes in the estimation of the future size and growth rate of our markets, and

•	general economic conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. In the past, these market fluctuations were often unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our common stock.

ANY MARKET FOR THE SHARES WHICH DOES DEVELOP MAY BE ILLIQUID.

There may be only a limited trading market for the shares being offering. We expect that initially any market will be on the Bulletin Board. Shares which are “thinly” traded on the Bulletin Board often trade only infrequently and experience a significant spread between the market maker’s bid and asked prices. As a result, an investment in the shares may be illiquid even if there is a market.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE A THIRD PARTY FROM ACQUIRING US AND CONSEQUENTLY DECREASE THE MARKET VALUE OF YOUR INVESTMENT.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our certificate and bylaws, among other things, provide for a classified board of directors, allow our board to designate “blank check” preferred stock, and limit who may call special meetings of stockholders. These provisions may delay or impede a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline.

FUTURE SALES OF COMMON STOCK OR SENIOR SECURITIES COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE AND DILUTE YOUR INTEREST.

We may issue additional capital stock in future financing. If a trading market for our common stock were to develop, sales of substantial amounts of such shares of common stock or the availability of substantial amounts of such shares for sale could adversely affect prevailing market prices for our common stock.

In addition, we could issue other series or classes of preferred stock having rights, preferences and powers senior to those of our common stock, including the right to receive dividends and preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could reduce or eliminate the amounts that would otherwise have been available to pay dividends on the common stock.

BECAUSE OUR EXECUTIVE OFFICERS’ AND DIRECTORS’ LIABILITIES ARE LIMITED, YOUR RIGHTS AGAINST THEM IN A CIVIL LAWSUIT MAY BE LIMITED.

We will indemnify any executive officer, director or former executive officer or director, and may indemnify any other officer or employee, to the full extent permitted by Delaware law. This could include indemnification for liabilities under securities laws enacted for stockholder protection, though the SEC thinks this indemnification is against public policy.

DAVID E. TETHER, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OWNS A SIGNIFICANT PORTION OF OUR OUTSTANDING COMMON STOCK AND HIS INTERESTS MAY BE DIFFERENT FROM, AND CONFLICT WITH, YOUR OWN.

The interests of our management could conflict with the interests of our other stockholders. David E. Tether, President and Chief Executive Officer beneficially owns, approximately 31% of our outstanding common stock. Accordingly, Mr. Tether has the power to influence the election of our directors and the approval of actions for which the approval of our stockholders is required.

WE DO NOT EXPECT TO PAY DIVIDENDS.

We do not anticipate paying cash dividends in the foreseeable future. We presently intend to reinvest our cash back into the company rather than paying dividends to our common stockholders. As a result, your ability to realize any return on your investment in our common stock will likely result only from your sale of some or all of your shares.

EXISTING STOCKHOLDERS HOLD A SUBSTANTIAL NUMBER OF SHARES OF COMMON STOCK THAT NOW ARE, OR IN THE NEAR FUTURE WILL BE, AVAILABLE FOR SALE, AND THE SALE OF SUCH SHARES MAY ADVERSELY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

As of the date of this prospectus, 4,839,618 shares of our common stock were outstanding. These shares were issued in private transactions. The sale and distribution of 755,589 shares have been registered under the Securities Act and may be resold in the public markets without registration under the Securities Act. If certain conditions are met, 1,941,355 of these shares may be resold in the public markets without registration under the Securities Act, pursuant to an exemption provided by Rule 144 promulgated under the Securities Act. The remaining 2,142,674 were acquired by purchase or grant for services within the last twelve months. As a result, these shares may not be resold pursuant to Rule 144 until the one-year holding period is satisfied. However, these shares may be resold if registered under the Securities Act or pursuant to any other available exemption from the registration requirements of the Securities Act. Rule 144 generally provides that, if

•	the applicable holding period is met,

•	we are current in filing required reports under the Securities Exchange Act,

•	the sale transaction is effected through a broker, and

•	proper notice is given to the SEC,

a person (or persons whose shares are aggregated), including an affiliate of our company, who has beneficially owned shares for at least one year, is entitled to sell, within any three-month period, that number of such shares that does not exceed the greater of one percent of the outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed with the SEC.

As noted above, 2,142,674 outstanding shares have been held less than one year. Of the remaining 1,941,355 outstanding shares

•	685,146 shares have been held at least one year and may be resold in the public market in compliance with the requirements of Rule 144 set forth above, and,

•	1,256,209 shares have been held by non-affiliates of our company for more than two years and may be resold in the public market without compliance with the foregoing requirements of Rule 144.

Of the shares held for less than one year, 75,000 shares may be sold after 90 days from the date of this prospectus under Rule 701 by employees and consultants who received their shares for services to our company.

A total of 3,743,921 shares of our common stock outstanding after this offering will continue to be restricted as a result of lock-up agreements with us. The lock-up agreements restrict stockholders’ ability to transfer their common stock for one year after the effective date of the registration statement of which this prospectus forms a part. We may, however, waive the lock-up period at any time for any stockholder.

Sales of a substantial number of shares of our common stock in the public market, or the fact that a substantial number of shares is available for sale, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK, INCLUDING SHARES ISSUABLE UPON CONVERSION OF THE BRIDGE NOTES OR THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS, WILL DILUTE THE INTERESTS OF OUR STOCKHOLDERS.

As of January 7, 2004, we had 4,839,618 shares of our common stock outstanding. Our board has the ability, without further stockholder approval, to issue up to approximately 20.2 million additional shares of common stock. Such issuance may result in a reduction of the book value or market price of our outstanding common shares. Issuance of additional common stock will reduce the proportionate ownership and voting power of the then existing stockholders. Further, if all our outstanding options and warrants are exercised and convertible notes are converted, we will have approximately 5.8 million shares outstanding. Thus, the percentage of shares owned by all existing stockholders will be reduced proportionately as options and warrants are exercised and convertible notes are converted. The table below summarizes our current outstanding common stock, options, warrants and convertible notes.

COMMON STOCK, OPTIONS, WARRANTS AND CONVERTIBLE NOTES		NUMBER OF SHARES OF COMMON STOCK	NUMBER OF SHARES UNDERLYING OPTIONS, WARRANTS AND CONVERTIBLE NOTES	TOTAL
Shares of common stock issued as of January 7, 2004	issued and outstanding	4,839,618	0	4,839,618

Options outstanding as of January 7, 2004 under our stock option plan	currently exercisable		242,500	242,500

	currently unexercisable		0	0

Warrants outstanding as of January 7, 2004 (no warrants are currently exercisable until one year from the effective date of the registration statement of which this prospectus is a part, except the Pinetree warrant which is exercisable 46 days after our common stock begins trading)	issued to Cytation Corp.		132,618	132,618

	issued to bridge noteholders (1)		25,000	25,000

	issued to Pinetree		50,000	50,000

Convertible notes outstanding as of January 7, 2004	$125,000 principal amount bridge notes (1) (2)		130,000	130,000

	$572,490 principal amount Pinetree note		391,179	391,179

TOTAL		4,839,618	971,297	5,810,915

(1)	Assumes the bridge notes conversion price is $2.00 per share.
(2)	Assumes accrued interest on the bridge notes is $5,000 in the aggregate.

OUR BOARD OF DIRECTORS, WITHOUT SEEKING STOCKHOLDER APPROVAL, MAY DESIGNATE AND ISSUE UP TO 5,000,000 SHARES OF PREFERRED STOCK, AND THE SALE OF SUCH SHARES MAY ADVERSELY IMPACT THE MARKET PRICE OF SHARES OF COMMON STOCK.

Although no shares of our preferred stock are outstanding as of the date of this prospectus, our certificate of incorporation allows our board of directors to issue at any time without further stockholder approval up to 5,000,000 shares of preferred stock. Such shares may be issued and sold upon such terms and conditions as our board of directors may determine, including the amount of consideration for which the shares may be issued and sold in one or more series, and such voting rights, designations, preferences and other rights, qualifications, limitations and restrictions as our board of directors may determine.

Sales of a substantial number of shares of preferred stock, or the fact that our board of directors may determine the rights, privileges and preferences of one or more classes or series of preferred stock, may discourage a future acquisition of our company, including an acquisition in which you might otherwise receive a premium for your shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

USE OF PROCEEDS

We will not receive any proceeds from the distribution to the Cytation stockholders of shares of our common stock pursuant to this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003 and as adjusted giving effect to conversion of the $125,000 principal amount bridge notes and $5,000 accrued interest assuming a $2.00 conversion price.

This table should be reviewed with our December 31, 2002 and 2001 audited financial statements, and the notes to those financial statements, and our September 30, 2003 unaudited financial statements, included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
Long-term notes and loans payable including current portion	$859,468	$734,468
Stockholders equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized; none issued and outstanding	0	0
Common stock, $.001 par value, 25,000,000 shares authorized; 4,839,618 (actual) and 4,969,618 (as adjusted) shares issued	4,840	4,970
Additional paid-in capital	7,941,010	8,070,880
Accumulated deficit	(8,724,624)	(8,729,624)
Total stockholders’ deficiency	(778,774)	(653,774)
Total capitalization	80,694	80,694

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES THAT APPEAR ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS REFLECTING OUR CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

We develop and sell electric propulsion systems primarily for the marine industry. These systems utilize our proprietary technology, including our patented Electric Wheel. In addition, we believe that our technology will have additional applications in the transportation, industrial and commercial sectors. We will continue to target areas for strategic growth.

We have historically generated limited operating revenues. We intend to expand operations through the continued development of our dealer network and the addition of new products. In order for us to successfully market our existing products on a national and international level, we will be likely required to successfully complete public or private financing of our equity securities. If we are unable to obtain necessary financing, we will expand our operations only as cash flow allows.

Our goal is to significantly increase revenue, generate enough cash to finance our operations and growth and, eventually, become profitable. We currently do not generate enough cash from operations to continue operations indefinitely. Our ability to continue is dependent on our either raising significant capital or increasing revenue, or both. If we are unable to raise such capital and unable to significantly increase revenue, we would likely not be able to generate enough cash to continue operations. As a result, we would have to seek alternative opportunities, such as selling our assets or seeking a merger partner or other business combination; otherwise we may default on our debt obligations and lose our assets to our creditors.

Our business plan requires that we obtain between $2 million and $5 million of additional capital. Such capital would be used to repay approximately $1 million of debt and the balance to hire sales personnel over the next twelve months and to meet our inventory needs. If we are able to acquire such capital, we believe that we can increase our revenue over the next two years by establishing a stronger sales presence to OEMs and by increasing substantially the number of retrofit sales. We would also use a portion of such additional capital to hire additional administrative personnel. We only have seven full-time employees, many of whom perform multiple functions within our organization.

We believe we could also significantly increase our current gross margin of 15% to approximately 50% from such additional capital. Our suppliers offer significant quantity discounts which we are currently unable to take advantage of due to the small number of purchases we make at any time. With additional capital, we could make larger purchase orders for the quantity discounts thereby increasing our gross margin.

RESULTS OF OPERATIONS

The following discussion of the results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and notes thereto for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (unaudited) included in this prospectus.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2002 AND 2001

For the year ended December 31, 2002 we generated revenues of $150,918 as compared to $157,353 for the comparable period ended in 2001. Cost of goods sold for the year ended December 31, 2002 was $103,851 generating a gross profit of $47,067, or 31% of revenues. Cost of goods sold for the year ended December 31, 2001 was $136,739 generating a gross profit of $20,614, or 13% of revenues. The increase in our margin is due to our ability to achieve cost efficiencies with our primary manufacturer and other suppliers. We believe we will continue to improve our margins and, with an increase in sales, achieve economies of scale.

Salaries and benefits for the year ended December 31, 2001 were $520,669 compared to $670,567 for the year ended December 31, 2002 an increase of $149,898, or 32%. This increase was due to an increase in our staffing levels during 2002; however, portions of these salaries were not paid and were contributed to capital by the employees.

Non-cash compensation for the year ended December 31, 2002 was $37,500 as compared to $390,750 for the year ended December 31, 2001, a decrease of $353,250. Non-cash compensation consists of common stock issued to consultants and employees for services rendered. During 2002 the decrease in non-cash compensation was due to a decrease in the fair market value of our stock as well as a decrease in the number of consultants and employees we compensated with our stock.

Professional fees for the year ended December 31, 2001 were $28,535 as compared to $4,250 for the year ended December 31, 2002, a decrease of $24,285, or 85%. This decrease was due to the deliberate limitations that our management placed on spending due to our limited cash flows during the year ended December 31, 2002.

Advertising expense for the period year ended December 31, 2001 was $15,254. Advertising expense for the year ended December 31, 2002 was $23,864. The minimal increase in advertising expense was due to our focus on our business plan and the further execution of our marketing plan.

Travel and entertainment costs for the year ended December 31, 2001 were $61,973 as compared to $33,516 for the year ended December 31, 2002, a decrease of $28,457 or 46%. The decrease in travel and entertainment is directly attributable to our spending limitation due to our cash flow difficulties during the year ended December 31, 2002.

Rent for the year ended December 31, 2001 was $31,950. Rent for the year ended December 31, 2002 was $44,700. The increase was due to our new office lease of additional facilities in Benedict, Maryland for the final five months of 2002 with an increase in monthly rent expense of $3,000.

Other general and administrative costs for the year ended December 31, 2001 were $243,856 and consisted primarily of insurance, office supplies, printing and office equipment. Other general and administrative costs for the year ended December 31, 2002 were $281,082, an increase of $37,226. The increase was due to further execution of our business plan. These costs primarily consist of depreciation, amortization of intangibles, insurance, office supplies and equipment, and printing.

Interest expense incurred for the year ended December 31, 2001 was $247,563. Additionally we recognized $4 in interest income during the same period. We incurred interest expense of $52,843 for the year ended December 31, 2002 relating to our various financings. Additionally, we recorded $151 in interest income during the year ended December 31, 2002. The decrease of $194,720 in interest expense is primarily due to recognizing a beneficial conversion feature on convertible notes payable during the year ended December 31, 2001 of $205,000.

We reported a net loss for the year ended December 31, 2001 of $1,519,932. Our net loss for the year ended December 31, 2002 was $1,101,104.

Our overall per-share loss for the year ended December 31, 2001 was $0.69 per share. Our overall per-share loss for the year ended December 31, 2002 was $0.42.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND NINE MONTHS ENDED SEPTEMBER 30, 2002

For the nine months ended September 30, 2003, we generated revenues of $298,507 as compared to $25,831 for the comparable period ended in 2002. Cost of goods sold for the nine months ended September 30, 2003 was $254,737, generating a gross profit of $43,770, or 15% of revenue. Cost of goods sold for the nine months ended September 30, 2002 was $22,990, generating a gross profit of $2,841, or 11% of revenue. Our increase in sales is directly attributable generally to the further execution of our business plan and more specifically to generating sales from OEMs.

Salaries and benefits for the nine months ended September 30, 2003 were $508,903 as compared to $333,662 for the nine months ended September 30, 2002, an increase of $175,241 or 55%. This increase is due to staff additions during 2002; however, a substantial portion of these salaries were not paid but rather were contributed to capital by the employees.

Non-cash compensation during nine months ended September 30, 2003 was $1,424,386 and consisted of common stock issued to consultants and employees for services rendered. During the nine months ended September 30, 2002, noncash compensation was $57,500.

Professional fees were $198,888 for the nine months ended September 30, 2003 as compared to $7,522 for the nine months ended September 30, 2002, an increase of $191,366. This increase was due to an increase in our legal and accounting fees due to our current efforts to become a publicly traded company as well as the cost to renegotiate certain debts.

Advertising expense for the nine months ended September 30, 2003 was $15,533 as compared to $21,802 for the nine months ended September 30, 2002, a minimal decrease of $6,272.

Travel and entertainment was $50,314 for the nine months ended September 30, 2003 as compared to $25,123 for the nine months ended September 30, 2002, an increase of $25,191 or 100%. The increase in travel and entertainment is directly attributable to our efforts to execute or business plan by testing our propulsion systems and by providing installation instruction at OEM facilities.

Rent for the nine months ended September 30, 2003 was $42,500 as compared to $28,400 for the nine months ended September 30, 2002. The increase was due to leasing additional office space in Benedict, Maryland during the later portion of 2002.

Other general and administrative costs for the nine months ended September 30, 2003 were $407,882 as compared to $155,532 for the nine months ended September 30, 2002, an increase of $252,350 or 162%. The increase was due to further execution of our business plan. These costs consist primarily of depreciation, amortization of intangibles, insurance, office supplies and equipment, and printing and moving expenses associated with the relocation of key employees.

We incurred interest expense of $259,666 for the nine months ended September 30, 2003 relating to our various financings compared to interest expense of $38,224 during the comparable period of 2002, an increase of $221,437.

We reported a net loss for the nine months ended September 30, 2003 of $2,864,302 compared to a net loss for the nine months ended September 30, 2002 of $644,781. This translates to an overall per-share loss of $0.80 for the nine months ended September 30, 2003 compared to a per share loss of $0.25 for the nine months ended September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our available cash balance at September 30, 2003 was approximately $94,000, and is approximately $10,000 at December 31, 2003. From January 1, 2001 through September 30, 2003, we raised an aggregate of approximately $503,000 in capital through the sale of shares pursuant to a private placement made in accordance with Rule 506 under the Securities Act of 1933. In addition, we have received proceeds from notes and loans payable of approximately $776,000 during that same period that have funded our operations.

During the nine months ended September 30, 2003, we used net cash of approximately $548,000 for operations. This consisted of a net loss of $2,864,302 offset by net increases in our operating assets of $10,009, non-cash compensation from the issuance of common stock for services of $1,424,386, depreciation and amortization expense of $110,193, bad debt expense of $2,738, and increases in our liabilities consisting of accounts payable and accrued expenses, accrued payroll and payroll taxes and customer deposits of $170,071. We had net cash flows used in investing activities of $30,492 which consisted of capital expenditures of $28,082 and expenditures on patents of $6,450. Additionally, we had net cash flows from financing activities of $608,374. This consisted of $291,936 in gross proceeds from the sale of our common stock and proceeds from notes and loans payable of $296,248 and proceeds from advances to affiliates of $28,687 offset by repayments of notes and loans payable of $8,398.

During the year ended December 31, 2002 and nine months ended September 30, 2003, our employees received significantly less cash compensation than they would have received had our cash flow been greater. Such amounts were changed to expense and contributed to capital by our employees. However, we anticipate an increase in cash compensation in the future as our cash flow permits.

There are presently no plans to purchase a new facility or significant new equipment. We are actively seeking additional sources of capital that will enable us to achieve our long-term objectives of marketing our product lines. However, we may not be able to obtain such capital on acceptable terms or conditions. In such event, we may have to modify our business plan.

Our cash flow requirements include repayment of certain short term debt. We currently have unpaid payroll taxes of approximately $189,000 and have accrued interest and penalties on this outstanding debt of $102,000. In addition, we renegotiated our convertible debt with Pinetree in September 2003 and again in December 2003. The new convertible note of $572,490 bears interest at 11% per annum and is due on May 31, 2004 with a mandatory prepayment of $50,000 on February 16, 2004.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is included in Note 2 to the audited financial statements included in this registration statement for the years ended December 31, 2002 and 2001. We believe that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

REVENUE RECOGNITION

We recognize revenue when product has been shipped from our facility or drop shipped from our manufacturing location. Revenues from installation or service sales are recognized when the services have been completed.

INVENTORY VALUATION

Our inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At December 31, 2002 and 2001, significantly all inventory on-hand was finished goods, which consists of motors and generators. Smaller parts and supplies are charged to expense when purchased.

ACCOUNTING FOR PATENTS AND TRADEMARKS

Our patents and trademarks are stated at cost. The recoverability of patents and trademarks is re-evaluated each year based upon management’s expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2002 and 2001, we have recorded $99,197 and $38,898 in amortization expense, respectively, related to our patents and trademarks. We are amortizing these costs over the life of respective patent or trademark.

STOCK-BASED COMPENSATION

We account for stock based compensation utilizing Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of our stock at the date of the grant over the amount an employee must pay to acquire the stock. We have adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, SFAS No. 149, “Amendment of Statement 133 on Derivative Financial Instruments and Hedging Activities,” was issued and is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The changes in this Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement

•	clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133,

•	clarifies when a derivative contains a financing component,

•	amends the definition of an underlying guarantee to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and

•	amends certain other existing pronouncements.

We do not believe this Statement will have a material effect on our results of operations or financial position.

In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” was issued and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. We do not believe this Statement will have a material effect on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46), which requires the consolidation of variable interest entities. FIN No. 46 is applicable to financial statements issued by us beginning with the second quarter of fiscal 2004. However, disclosures are required if we expect to consolidate any variable interest entities. We do not believe this Statement will have a material effect on our results of operations or financial position.

BUSINESS

OVERVIEW

Our principal business is the development of a patented technology termed the “Electric Wheel”. Our Electric Wheel technology consists of two shaftless, brushless, direct current electric motors connected by a planetary gear-set driving an output power shaft, all within a single housing. Motors developed using Electric Wheel technology are referred to as our “ST Electric Wheel” series or STEW. We have also developed motors using a variation of the Electric Wheel technology that employ only one direct current motor and operate without a planetary gear-set that we refer to as our “ST Electric Motor” series or STEM. Our complete line of electric motors (STEW and STEM) incorporated in our fully integrated electric power drive systems are referred to as our “ST Electric Propulsion Systems” or ST- EPS.

Our company is a Delaware corporation incorporated in 2003. We were originally a Maryland corporation incorporated in 1992. In 2003, we reincorporated from Maryland to Delaware by merging into a newly-formed Delaware corporation.

OUR SOLUTIONS

Our ST Electric Propulsion Systems offer the marine industry better solutions for many propulsion applications than traditional combustion engines. The improvements we offer are not marginal; rather, our systems represent a significant change in the way that recreational displacement hull recreational vessels are propelled when sail power is unavailable or inappropriate:

•	Torque. Our systems provide constant high torque and low rotations per minute to maximize operating efficiencies and deliver instant propeller response to helm commands. The Electric Wheel powers an infinitely variable internal automatic transmission that develops maximum torque at any rpm.

•	Environmental advantages. Unlike fossil fuel powered engines, our ST Electric Propulsion Systems have greatly reduced exhaust emissions when used with a generator for diesel electric power and no emissions whatsoever when used with batteries alone.

•	Minimal maintenance. With only eight moving parts, the Electric Wheel is simple in design and requires maintenance only every 100,000 hours. When our Electric Wheel motors reach maximum speed, the gears that comprise the planetary gear lock in place, delivering a 1:1 ratio between the motor and shaft rotation, which in turn eliminates frictional losses and minimizes gear wear.

•	Increased horsepower output from the same power input. The Electric Wheel provides the equivalent power of internal combustion engines with four times greater rated horsepower.

•	Patented regenerative feedback. Unlike combustion engines and other available electric motors, our propulsion systems’ regeneration technology renews its batteries’ charge.

•	Redundancy. Our ST Electric Propulsion Systems are redundant and completely self-contained. These features greatly enhance safety and security on the water. The Electric Wheel can operate with one-half its parts or with the gear set melted together.

•	No cooling source. No external cooling source is required for our ST Electric Propulsion Systems, thereby allowing continuous use.

A diagram of the Electric Wheel is on the next page.

[GRAPHIC APPEARS HERE]

The gear configuration of the Electric Wheel offers a significant benefit - it can operate with only one motor, or only one-half of its parts. It can also operate with full power with the gear set melted together. These novel features make the Electric Wheel an entirely redundant propulsion system that is totally self-contained.

With high torque and low rpm, these motors are ideally suited for displacement hull vessels such as sailboats and multihull boats. A 10-horsepower Electric Wheel system provides more than adequate power to operate a sailboat traditionally powered by a 36-horsepower diesel engine. Our testing programs and installation experiences have demonstrated that the Electric Wheel provides the equivalent power of internal combustion engines with four times greater rated horsepower. This is because a diesel engine typically delivers only between 25% and 30% of its rated horsepower to the propeller; the combustion engine’s power-absorbing attachments such as an external transmission, gears and water pump absorb the rest.

OUR PRODUCTS

THE SOLOMON TECHNOLOGIES ELECTRIC PROPULSION SYSTEM (ST-EPS)

We market and sell the ST Electric Wheel and ST Electric Motor series Electric Propulsion Systems. Our systems consist of the motor and controller, the safety power management distribution unit, the battery bank and battery charger, an e-meter and a throttle control. We also offer an optional generator for hybrid charging configurations and an optional inverter for AC applications. Our ST Electric Propulsion Systems provide the foundation for efficient power management.

THE MOTORS. We have developed two product lines of motor systems, the “ST Electric Wheel”, or “STEW” series and the “ST Electric Motor”, or “STEM” series. All of our motors provide regenerative feedback. This means that our motors generate electricity while under sail or at any time the external forces on the propellers are greater than the internal forces. This hydroelectric power is generated when water passing the propeller turns the propeller blades, which in turn spins the shaft and rotor on the electric motor producing electricity that is then stored in the battery bank connected to our motors.

STEW SERIES. Our STEW series employs the Electric Wheel. The STEW series motor consists of two flat, opposing, brushless, DC electric motors directly connected to the planetary gear set. Our current STEW series model — the ST58 Electric Wheel dual motor system — replaces up to a 36 horsepower diesel motor and provides continuous torque output to the shaft of 58 foot-pounds. The ST58 is designed for boats weighing up to 24,000 lbs.

The Electric Wheel design permits the ring gear to turn, which enables us to offer different STEW power configurations to meet specific requirements. With both sun and ring gear together, the Electric Wheel delivers considerably more torque to the planetaries than a single motor. Altering the relative speeds of the moving ring and sun gears provides an infinitely variable range of gear ratios. We can attach different size motors to the gears or to add a second motor to each gear and double the total horsepower. Utilizing this design breakthrough, other configurations are currently under development

•	a 33 hp version with a 20 hp motor on the ring gear and a “derated” 13 hp motor on the sun gear is in the early prototype production stage and is slated for initial testing and performance ratings in spring 2004. No commercial production and sales date has been scheduled, and

•	a 50 hp version with two motors attached to the ring gear - a 20 hp and a derated 10 hp - and a single 20 hp motor on the sun gear is in the early prototype production stage and is slated for initial testing and performance ratings in summer 2004. No commercial production and sales date has been scheduled.

Electric Wheels with different gear ratios that can provide a multitude of possible horsepower combinations are available for custom order production in a variety of configurations for larger vessels with more complex workload requirements as well as for application in a number of other industries. Our STEW series motor systems are all available in twin motor configurations, providing power to the propellers equivalent to that of twin diesel engines up to 36 horsepower X 2 designed specifically for twin shaft or twin hull (catamaran) vessels.

STEM SERIES. Our STEM series employs only one of the DC electric motors and controllers used in the ST Electric Wheel series and does not incorporate a planetary gear-set. Our STEM series models are

•	Our ST37 single motor design, which replaces up to a 24 horsepower diesel motor and provides continuous torque output to the shaft of 37 foot-pounds. The ST37 is designed for boats weighing up to 20,000 lbs.

•	Our ST74 dual motor design, which replaces up to a 48 horsepower diesel motor and provides continuous torque output to the shaft of 74 foot-pounds. The ST74 is designed for boats weighing up to 32,000 lbs.

Our STEM series motor systems are all available in twin motor configurations, providing power to the propellers equivalent to that of twin diesel engines up to the 48 horsepower x 2 designed specifically for twin shaft or twin hull vessels.

We are currently planning to introduce two new motors to our STEM series:

•	We have recently completed the initial production phase for the newest in our STEM series - the ST116, 20 horsepower electric motor. Our ST116 single motor design will replace up to an 80 horsepower diesel motor and will provide continuous torque output to the shaft of 116 foot-pounds. The ST116 is designed for boats weighing up to 50,000 lbs. We sold our first two ST116 systems in Fall 2003.

•	Our ST232 dual motor design will replace up to a 160 hp diesel motor and will provide continuous torque output to the shaft of 232 foot-pounds. The ST232 is designed for boats weighing up to 95,000 lbs. The ST232 is planned to follow shortly after our new ST116, with anticipated sales to begin later in 2004.

Like our other motor series, these STEM series motor systems will be available in twin motor configurations, thereby providing power to the propellers equivalent to that of twin diesel engines up to 160 hp X 2.

THE SAFETY POWER MANAGEMENT DEVICE. The Safety Power Management Distribution, or SPMD, is a panel designed to act as an interface for all of the devices making up our full series of Electronic Propulsion Systems. The SPMD is an enclosed unit that is required for each system. Twin systems utilize a main distribution box that works in conjunction with the SPMD as a central interface for system components.

THE BATTERY BANK. We specify 144v DC (12 X12 volt DC) Absorbed Glass Mat batteries wired in series to provide maximum power performance. This battery configuration provides the cruising boater with power, efficiency, and the freedom to extend boating range. Electric motor utilization will further benefit from advances in battery and fuel cell technology as new energy sources become available.

CHARGERS. The main 144v battery bank can be charged by a shore charger, propeller regeneration or an optional diesel generator (“genset”). We offer several shore chargers built for 144v direct current (“DC”) output and 110v/220v alternating current (“AC”) input.

E-METER. The e-meter is used to monitor the “fuel” level of the battery bank. It displays battery voltage, amperage being consumed, and amp hours remaining. The e-meter also reads out battery regeneration.

THROTTLE CONTROLS. We offer electronic throttles that control forward and reverse motor functions through electronic switching. The electronic throttles can be ordered for single motor installations or dual motor configurations for independent motor control.

HYBRID GENERATOR OPTIONS. Gensets are most often used for those seeking long-range motoring and abundant AC power for cabin use or for racing configurations in which lightweight, small capacity batteries are used for short-range motoring. For efficiency and performance, we offer optional DC generators capable of charging the 144v DC battery bank system. We can provide generators sized at 6 kilowatts (“kw”) and higher.

INVERTER OPTIONS. The efficiencies inherent in our ST Electric Propulsion Systems enable them to provide considerable AC power for cabin use. Our inverters connect with the 144v DC battery bank. The inversion from 144v DC to 120v AC is more efficient and provides greater capacity than inversion from a 12v battery bank. For example, a blue water cruiser can have AC power for electric stoves, air conditioning, hot water heater and lighting without running a generator continuously.

12V HOUSE POWER/CROSS CHARGING OPTIONS. Boaters are familiar with a 12v DC system for powering cabin lights, bilge pumps, radios, and the like. We recommend the use of a separate 12v system with our ST Electric Propulsion Systems, which enables the 12v system to consist of only one or two batteries that can be charged from the main battery bank through our DC/DC cross charger. This allows for constant charging of the 12v system, and offers 12v power capacity for more enjoyable, efficient living aboard.

Our ST Electric Propulsion Systems in marine use today are fueled through battery bank-stored power. Extended motoring range can be provided by installing an optional cocooned generator, creating a hybrid diesel electric system. In a hybrid configuration the genset is cycled on and off based on battery usage. Gensets work with the battery bank, extending battery life by recharging when the battery voltage reaches a set level of discharge. In addition, solar panels and wind generators can be used to augment house power for both pure electric and hybrid configurations.

BETA TESTING

We implemented a Beta Testing Program in 1998 that continued for three consecutive years. Under this program, we conducted 23 beta tests, including one that was 18 months in duration. Twenty-two tests were marine applications, each under a sales and beta product test agreement. The last test was for a ground-based application in a mining conveyor belt system.

Testing and beta trials conducted in the field indicated that the Electric Wheel delivered power at the shaft roughly equivalent to an internal combustion engine with between three and four times greater rated horsepower. In other words, a 10 horsepower ST58EW motor performed the same work as a 36 horsepower internal combustion engine. With a projected design life in excess of 100,000 hours without maintenance, Beta testing of the STEW and STEM propulsion systems indicated that they offer low life- cycle costs and high torque with the environmental and aesthetic benefits of quiet operation, no exhaust emissions when used without fossil-fuel generators in test vessels and high torque at all times which provides instant propeller response to helm commands. We conducted tests in boats operating on battery bank power only and boats operating with battery/generator hybrid power systems.

Beta test users reported satisfaction with motor functionality. System performance was demonstrated through the increase in stated efficiency in propulsion. Users requested and added optional onboard appliances, thereby using more electricity on amenities, such as air conditioning, refrigerators and icemakers. Beta test customers’ input helped us to modify system configurations and provide product offerings for a wide variety of boat and cruising lifestyles.

Beta test purchasers reported that performance met expectations under a wide variety of sailing and cruising experiences. Operating results were compiled and analyzed during the beta testing period. We continue to analyze operating performance from beta test units and use logged data for ongoing product development.

OUR STRATEGY

We are dedicated to meeting the needs of our customers for long-lived, low maintenance, and efficient and environmentally-friendly propulsion systems. We will endeavor to be a market-driven company that incorporates cost-effective technologies available in our products to meet our customers’ needs. We will seek to achieve sustained growth by harnessing our Electric Wheel technology, incorporating fuel technology advancements and expanding our product lines to meet customer demands for better power systems while simultaneously creating business opportunities for new applications. The following are key elements of our strategy:

BE FIRST TO MARKET WITH INNOVATIVE PROPULSION SYSTEM PRODUCTS IN THE MARINE INDUSTRY.

We believe that our experience in the marine industry will enable us to quickly introduce innovative products to the market. We intend to strengthen current relationships and forge new relationships with manufacturers of marine vessels. We intend to continue to invest in internal product development activities designed to enhance our products offerings to satisfy the needs of our target markets. To this end, we continue to search out alliances with other marine industry product manufacturers to maintain a competitive edge and to spearhead innovation.

EXPAND AND ENHANCE OUR SALES CHANNELS.

We believe that the most effective way to sell our products is through traditional retailers, major marine vessels original equipment manufacturers (“OEMs”), charter fleet sales, recreational boating trade shows, the retrofit market and military contracts. We intend to continue to build industry presence and product demand through press releases and industry articles in major publications, keynote speaking and presentations before marine professionals (including the Office of Naval Research and the National Association of Marine Surveyors) and international boat builder/OEMs organizations.

INCREASE INTERNATIONAL SALES.

We view several international markets as opportunities for significant growth for our business. We have recently entered the market in Europe through a relationship with HFL Industrial & Marine Power Ltd., an established European manufacturer of generators, inverters and marine refrigeration systems. We intend to continue to expand our geographic presence by targeting emerging and growing markets in regions such as Australia, New Zealand and the Pacific Rim, principally through teaming with existing local companies. We plan to establish a presence in the boating capitols of the world through alliances with international charter fleet companies such as The Catamaran Company, Sun Sail and The Moorings. From time to time, we may also consider acquisitions, strategic alliances or joint ventures to increase our penetration in identified markets.

EXPAND OUR BRANDING AND MARKETING INITIATIVES.

We have invested time and resources to establish our Electric Wheel and Electric Propulsion System brands, as well as the consistent and recognizable design of our products. We intend to continue building our brand identity through public relations, advertising campaigns and other marketing efforts.

ENHANCE OPERATIONAL EFFICIENCIES.

We believe it is essential to control operational costs while at the same time providing first-to-market, innovative products. We intend to implement processes to manage product development efficiency, control inventory, channel costs and reduce overall operating expenses. We plan to invest in personnel, technology and processes to enhance our operational discipline and efficiencies with respect to product development, demand assessment and supply chain and channel inventory management. By focusing on operational efficiencies, we intend to meet the demands of our target markets for affordable, high quality products while pursuing a profitable business model.

EXPAND OUR PRODUCT OFFERINGS TO NON-MARINE APPLICATIONS.

We plan to expand our product portfolio into new areas that will complement our current product offerings while leveraging our brand, channel presence and operational efficiency. Non-marine industry companies and organizations have expressed interest in application for our Electric Wheel technology. We believe this technology may be adopted for use in a variety of ground-based applications such as inter-modal trains, automotive transport, conveyor systems and farm implements. We intend to pursue strategies that include the licensing of technology to industries with high regulatory and financial barriers to entry, such as the automotive industry. Strategies also include the formation of joint ventures with participants in industries that have fewer significant barriers to entry, such as producers of conveyor systems, farm equipment and air conditioning/refrigeration systems.

OUR INDUSTRY

OUR PRODUCT APPLICATION IN THE MARINE INDUSTRY

The recreational boating industry is a large, multifaceted market both in the United States and internationally. It is fragmented in two dimensions - suppliers and users, both of which are target customers for us. By product application, the boating market is divided into sailboats and powerboats segments and within each segment by size of craft for the sailboats and hull type for powerboats. Sailboats are displacement hull vessels. Powerboats are designed with displacement hulls, semi- displacement hulls and planing hulls. A displacement hull boat rides in the water, pushing water out of the way (displacing water) as it moves forward. A planing hull boat, as it builds sufficient speed, rides on top of the water where there is less resistance.

Displacement hulls are chosen when long range, economy of operation, and seaworthiness are vital to boating performance. By a displacement hull’s very nature, speed is limited. Size and shape dictate a maximum speed, referred to as “hull speed.” When moved by a large propeller turning at low rpms, displacement hulls become very efficient, requiring small amounts of power compared to hulls designed for high speed. Lower rpm is not compatible with most fossil fuel engines that reach optimum performance with small props turning at high rpm. However, with a large, slower turning prop, and the proper gear ratio, a small fossil fueled engine consumes much less fuel than its higher speed counterparts. Even a 20-ton trawler with twin diesels is more fuel-efficient than most recreational boats with semi or full planing hulls designed for higher speeds.

Our ST Electric Propulsion Systems are designed to produce maximum efficiency with large, slow turning props delivering higher torque at low rpm. These characteristics make our STEW and STEM series motors highly compatible for displacement hull applications. Many categories of boats use displacement hulls, including sailboats, trawlers, classic launches, luxury houseboats, offshore commercial fishing boats, tugboats and large ships. In addition, many custom and production specialty hull designs are compatible with the present ST-EPS designs.

OUR TARGET MARKETS

Our markets for STEW and STEM series motors encompass two sectors - boat manufacturers (“OEMs”) for new boat electric drives and used boat owners for retrofit, or re-power, systems. Within these sectors, our primary market for ST-EPS is the recreational boating industry with an initial focus on displacement hull vessels ranging in size from 25 feet to 55 feet in length, weighing from four to twenty tons. The secondary market for our current line of production motors is for industrial marine applications with an initial focus on lifeboats, motor launches and small craft military projects. Our next generation series of STEW and STEM motors will be focused primarily on the powerboat market and the larger horsepower industrial marine sectors.

MARKET ANALYSIS- INDUSTRY TRENDS

Both the new and the retrofit boat markets offer substantial sales potential for us. Market growth for new boats appears to be driven by the U.S. business cycle and population demographics; compound annual growth averaged three percent over the last two decades. There were 18,000 new sailboats constructed in the United States during 2002 and approximately four times that number worldwide. Approximately 5,400 of the sailboats delivered in the United States, or 30 percent, were delivered with auxiliary motors in the class and size eligible for ST-EPS installations.

There are an estimated 1,600,000 sailboats with auxiliary power on United States waters. Industry statistics indicate that inboard fossil fuel engines on sailboats will have a life of ten years before requiring major overhaul or replacement. Based on this replacement need, our forecast is that approximately 17,000 sailboats in excess of 25 feet in length are candidates for retrofit installation of ST- EPS each year.

An increase in environmental regulations is one of the primary trends impacting the recreational and commercial boating industry. The U.S. Environmental Protection Agency has recently mandated more stringent control regulations that require reduction of two-stroke gasoline engine emissions by 75% and four-stroke gasoline and diesel engine emissions by 35%. The EPA mandate also calls for re-calibration of all current carbureted and electronic fuel injection engines for maximum emission reduction, conversion of carbureted marine engines to electronic port fuel injection, and the use of oxidizing catalytic converters to spark ignition marine engines. It is anticipated that the requirements will be phased in for commercial engines between 2004 and 2007. Separate emission standards for recreational engines are still at the proposal stage.

The costs of complying with increasingly demanding environmental mandates is expected to increase demand for electric propulsion motors, including our ST-EPS. We believe that the pending price increases caused by increased costs of environmental compliance in the United States will make our products attractive marine power alternatives from both price and environmental compliance perspective.

INTERNATIONAL MARKETS

We believe that Europe’s auxiliary powered sailboat market represents a larger potential retrofit market for our STEW and STEM series motors than that of the United States in large part because of environmental issues. Strict environmental controls on fossil fuel engines for boats already exist in many Western European countries, where fossil fuel engines are already banned from numerous lakes, canals and sections of some rivers. It appears that pollution by boaters is more widely recognized in Europe than the U.S. Equally important, strong environmental groups have successfully led legislative efforts to make recreational boating use of fossil-fueled engines significantly more restrictive than in U.S. waters.

MILITARY APPLICATIONS AND GOVERNMENT PROGRAMS

The National Air and Space Administration (“NASA”) support for Electric Wheel development began in 1996. A simplified version of the Electric Wheel powered NASA’s Sojourner Mars rover. In return for the rights to use our technology in space vehicles, NASA set up the Electric Wheel Working Group, consisting of engineers from universities, government and industry, under its Mid-Atlantic Technology Applications Center. With the Working Group’s help, we were able to test and refine the system, establish cost-effective manufacturing procedures and develop a business plan to introduce our technology to a gradually widening circle of markets that may ultimately include the passenger car. The Working Group completed its mission in 2000.

The United States Navy and other governmental bodies are pursuing proposals for various demonstration and/or development projects to document the feasibility of more efficient, non-polluting electric powered motors, with the goal of bringing those developmental projects to military applications for a diverse group of stealth, low maintenance, fuel efficient water craft and amphibious vehicles. Environmental and energy conservation considerations continue to drive military and homeland security preparedness campaigns.

SALES AND MARKETING

We have transitioned from a research, design, engineering and development company to a marketing, production, sales and service company. We continue to expand our brand recognition-marketing program, add additional OEM customers, build our dealer/installer network, pursue contract awards and develop commercial marine industry partnerships.

OEM/BOAT BUILDERS

We view our OEM relationships as vital to growing and sustaining marine sales in both manufacturer and user market segments. Relationships with OEMs include The Catamaran Company (the exclusive sales/broker for our electric powered Lagoon Catamarans in the U.S.), Gold Coast Yachts, Nimble Boats, Conser Catamarans, African Catamarans, Manta Catamarans and Multi-Winds International, all of which have agreed to offer our ST-EPS as options or standard equipment on their production boats. We intend to focus the resources necessary to attract and support OEM customers. We believe that OEMs are incorporating, and will continue to incorporate, our ST Electric Propulsion Systems into their new boats as a value-added feature in order to be more competitive and increase their sales.

To the extent that manufacturers adopt our ST-EPS as standard equipment, we expect that more industry articles will appear in trade magazines, which in turn should develop additional sales for us. In addition, boat manufacturers, through their marketing promotions and network of new boat dealers, invest heavily in advertising. We believe that utilizing this third-party new boat advertising to promote our propulsion systems offer benefits for us as well as for OEM/boat builders. Overall, we believe that our electric propulsion-equipped new boats displayed in advertisements, at boat shows and in trade magazine articles will provide a growth vehicle for increasing sales volume, as will inclusion of an anticipated growing number of boat builders listed as OEM installers of our products on our web sites and published listings.

We have successfully completed sea trials of our ST-EPS at Lagoon Catamarans, a subsidiary of Groupe Beneteau, the world’s largest builder of recreational sail and powerboats. As a result, Lagoon has indicated interest for ST-EPS-powered Catamarans to be sold worldwide and has advised us informally that it will offer ST-EPS as factory-installed standard equipment on certain lines of its Lagoon Catamarans.

Hinckley Yachts, a builder of premium sail and power boats, has designed a 42 foot “day sailor” which incorporates our ST Electric Propulsion Systems, the first of which we anticipate will be available in early 2004.

COMMERCIAL POWERBOAT MARKET

We have sold ST-EPS systems for water taxi service on the historic canal way in Augusta, Georgia (for which U.S. Coast Guard certification has been obtained) and for passenger ferry boat service in Dubai, United Arab Emirates. Our electric propulsion systems are also in the process of being certified by the U.S. Coast Guard for lifeboat use. Upon Coast Guard certification, Alexander Ryan Marine & Safety Co., a manufacturer, distributor and representative for manufacturers of numerous marine and safety products, has committed to the purchase two systems per month during the first twelve months and has indicated that orders will increase during each of the following three years.

CHARTER BOAT MARKET

We have an agreement with The Catamaran Company, a U.S. business that sells new and used catamarans and operates an extensive leased charter boat fleet throughout the Caribbean. As the exclusive sales/broker for ST-EPS powered Lagoon Catamarans in the U.S., we expect that the Catamaran Company will be placing ST-EPS catamarans into its charter boat fleets beginning in early 2004. Charter fleet operators value our propulsion systems principally because the systems require very little maintenance compared to diesel engines.

MILITARY AND GOVERNMENT MARKET

In November 2002, the U.S. Naval Warfare Center Office of Naval Research (“ONR”) placed the SBIR-N03-119 Phase I, mission-oriented, dual-use potential, hybrid electric propulsion development project for bids. On July 11, 2003, we received the SBIR-N03-119 Phase I contract awarded by the ONR for the development of performance specific hybrid electric propulsion applications for transfer to the Navy’s 7 meter RHIB small craft. Granted under the Small Business Innovation Research (SBIR) program, we intend to move forward with mission profile assessment and specifications in preparation for bid and receipt of Phase II and III hybrid electric small craft production awards.

DEALER/INSTALLERS

We are developing sales directly to the wholesale end of the marine propulsion retrofit market. Target wholesale customers include marinas, boat yards, and boat repair, refurbishing and retrofit businesses. The retrofit market requires removal of a boat owner’s existing internal combustion engine, disposal of any residual fuel (now considered a hazardous waste in most states subject to regulatory guidelines for disposal), and removal of fuel tank(s) if not retained for other purposes. Most owners will look to their boatyard or marina to perform these tasks.

There are estimated to be 12,000 boatyards, marinas, yacht clubs, boat parks and other boating facilities operating in the U.S. Not all of these have repair facilities and, more importantly, many remain undercapitalized or fail to provide satisfactory customer services leading to high turnover in ownership. Our goal is to have our sales management team select the best available dealers to represent us in major market areas. In support of this goal, we have developed a criteria and guidelines for the selection and establishment of authorized dealer/installers to which we will be able to refer boat owners for installation and service of our systems.

To date, we have established seven authorized dealer/installers in the United States, each of which can sell and install our ST-EPS. This dealer/installer network includes retrofit/re-power businesses in the San Diego, Long Beach, Ventura, Berkeley (which includes Lake Tahoe) and Seattle providing Pacific Coast coverage from the Mexican to Canadian borders. We also have dealer/installers in Portsmouth, Rhode Island and in Marquette, Michigan on Lake Superior, which is scheduling its first ST-EPS installation for early 2004. We are in the process of establishing dealer/installers in Ft. Lauderdale and Ft. Pierce, Florida and in Galveston, Texas. Our Master Dealer/Installer in Tortola, British Virgin Islands services its network of independent boatyard re-power specialists from BVI to Trinidad/Tobago. We have recently established a dealer/installer in Queensland, Australia. We plan to continue to add dealer/installers to our authorized network and anticipate having twenty selected and established authorized dealer/installers by the end of the first quarter of 2004.

We have entered into a reciprocal marketing agreement with HFL Marine International Ltd, a producer of high-quality marine electrical generation equipment based in the United Kingdom with manufacturing facilities in both England and Germany. This agreement provides for the promotion, sales and after-sale service of ST-EPS and HFL power generators and related HFL manufactured products used in our systems and calls for the display and promotion of each others products at major exhibitions. With exports worldwide, HFL generators can be found in many luxury motor cruisers and super yachts.

DEMONSTRATION PLATFORMS

We maintain two in-the-water sailboat demonstration platforms

•	The ST37 system with optional hybrid 6 kW Fischer Panda generator, installed aboard the 1939 “Casey”, classic wooden sailing sloop.

•	The Twin ST74 system with optional 10 kw Fischer Panda generator installed as a new boat installation aboard a production Conser 47 E Catamaran used for boat show appearances, media publicity and prospective customer, dealer/installer and OEM demonstrations along the Atlantic seaboard.

In addition, we maintain a demonstration platform/test tank displaying an ST58 motor, bench electronics and battery bank with a Fisher Panda kw “advanced generator technology” DC generator at our test facilities.

TRADE SHOWS

We have exhibited our products at major consumer boat and marine trade shows in Annapolis, Maryland, Ft. Lauderdale and Miami, Florida and in Europe at the International Boat Show in Dusseldorf. We intend to have ST-EPS representation at boat shows throughout the United States as a result of our dealer/installers relationships. Further, we anticipate that OEMs will be scheduling to show and demonstrate their new boats featuring ST-EPS installations at boat shows throughout the U.S., in the United Kingdom and Europe. We also have exhibited our products or displayed our product literature at trade shows in conjunction with our industry suppliers and equipment manufacturers.

PRINT MEDIA ADVERTISING AND PROMOTION

We currently advertise in both marine trade magazines and marine industry periodicals. We intend to continue such advertising.

MEDIA COVERAGE

We have been featured in more than 20 articles and stories in boating-related publications: Cruising World (March 2003), Boat U.S. (Jan 2003), Multihull (July/Aug 2002), Multihull (May/June 2002), Multihulls World (April/May 2002), Practical Sailor (Dec 2002) and many more dating back to 1994. In addition, articles on our company and our products and technology have been published in the national publications including Wall Street Journal, Popular Mechanics, Design News and various NASA bulletins.

We prepare and distribute press releases featuring news of interest for publication in a variety markets and industries. We plan to continue to solicit and develop opportunities for trade journal, television, newspaper and magazine coverage.

WEB SITE

We maintain a website that contains our history, technology, accomplishments, milestones, news and articles. We offer information intended to answer prospective customers’ most frequently asked questions and include directions for contacting us, a list of our dealer/installers and OEMs that offer ST- EPS products. Our website provides system component specifications, pricing information and ordering instructions.

PRICING

Basic ST-EPS orders (with required parts and components) start at $9,800 and full package STEW and STEM twin systems with hybrid electric and AC power options can cost as much as $50,000. The average system invoice cost with component parts, equipment and optional products is approximately $21,500.

MANUFACTURING

We assemble our ST Electric Propulsion Systems at our facility in Benedict, Maryland using motors and other components supplied to us by third-party contractors.

Homewood Products Corporation located in Pittsburgh, Pennsylvania, (“Homewood”), through its subcontractors, has been manufacturing our electric motors since 1996 and builds STEW and STEM motors to our specifications.

In August 2003, we entered into an agreement with Homewood that provides that we will purchase from Homewood not less than 100 electric motors at its most favorable price. The agreement continues through December 2004 and renews automatically every year unless either party terminates the agreement on at least three months notice before the end of the year. As long as we meet our annual purchase commitment Homewood will not accept purchase orders for electric motors from anyone else for marine applications and we will not purchase electric motors for marine applications from any other manufacturer. We also agreed to provide Homewood the opportunity, on a non-exclusive basis, to develop new products within Homewood’s scope of business for new marine application targeted by us. We believe that Homewood has sufficient facilities to handle our projected sales demand.

Third-party suppliers provide other components of our ST-EPS. We believe that these other suppliers have sufficient capacity to fill our needs. We do not, however, have agreements with these suppliers to provide us with such component parts.

COMPETITION

Our target market for our marine motors is presently directed at sailboats and other displacement hull vessels, most of which are powered by either diesel or gasoline-fueled engines. Other types of electric motors power a small segment of the boats within our target market.

DIESEL ENGINES

Inboard diesel engines constitute the strongest competitor for ST-EPS installations. Consumers in our target markets historically have used diesel rather than gasoline engines for a number of reasons. Diesel engines provide higher torque at lower rpms, use less fuel and otherwise operate more economically and are safer to use compared to gasoline engines. Despite their much higher initial purchase price, diesel engines have proven to be more powerful, reliable and safer than gas engines.

The marine diesel engine manufacturing industry is highly competitive without any single market leader. There are approximately thirty recognized manufactures of inboard diesel engines. Among U.S. sailboat owners, Yanmar and Volvo Penta are perhaps the best-known names, and both manufacturers have a broad product selection for sailboats. Distribution, retailing, installation and service of diesel engines are spread among these 30 competitors, and the majority of these independent retailers, installers and service businesses are the same businesses available to us as prospective authorized dealer/installers of ST-EPS.

We believe that our electric propulsion systems, powered either by battery alone or a generator/battery hybrid, are competitive with diesel engine power because of comparative low maintenance requirements, low energy consumption, environmental friendliness, comparable pricing to diesel engines and low noise level, longevity and simplicity of operation. The single most important barrier to entry for us is the familiarity and acceptance of diesel power in the marine industry.

ELECTRIC MOTORS

Electric motors currently available for commercial purchase comprise a small segment of our intended target market primarily because of their limited use of indirect drive systems and reduction gears. We believe that there are approximately twelve manufacturers of vessels powered by electric motors in North America.

Two better-known U.S. manufacturers are Duffy Electric Boat Company of Cost Mesa, California and Electric Launch Company, Inc. (“Elco”) of Highland, New York. Duffy Electric offers several models of electric motors, all of which are installed as part of their manufactured boat line of private, recreational, smooth water launches and party boats. Elco produces electric motor powered launches and inboard sailboat motors. Both Duffy Electric and Elco use 1750 rpm shunt wound DC motors which operate outside of their peak efficiency range, require air cooling and lack the power required to push boats over 30 feet in length.

Brimbelow Engineering of Norfolk, England is one of the largest manufacturers of electric boat motors in Western Europe. Its main product, the E-Drive 2.5 hp, is a two-kilowatt brushless DC permanent magnet motor providing approximately 2.6 horsepower at 2,500 rpm. The E-Drive 2.5 hp is much less powerful than our ST 37, which develops 6 horsepower at 1,000 rpm. In addition, the E-Drive 2.5 hp must be coupled with a transmission to reduce rpms. The E-Drive 2.5 hp comes with a mounting bracket but without a controller, which must be purchased separately. The total purchase price for an E- Drive 2.5 horsepower is more than $5,000.

Eco Propulsion Systems AG, of Switzerland, manufactures the “SOL Z”, an electric inboard line shaft engine, in a 48-volt, eight horsepower version. With an electric/mechanical clutch, the 10 horsepower version sells for approximately $6,300.

Unique Mobility Inc. announced in July 2000 that sea trials were to begin for installation of a UQM SR- 218N brushless permanent magnet motor in a 52-foot Manta catamaran powerboat. The installation would make it possible to operate the power catamaran as a mild parallel hybrid, where both electric and diesel engines may operate in unison or separately. It was estimated that the UQM SR- 218N, operating alone, could propel the boat at speeds up to 9 knots. To our knowledge, the results of sea trials have not been published, and the completion of this announced project is uncertain.

In addition to inboard electric boat and motor manufacturers, there are approximately 12 manufacturers worldwide of electric outboard motors. Neither the electric inboard nor the electric outboard motors offer by our competition has experienced significant market penetration because of limited torque and limited battery lifespan between each re-charge.

OUR INTELLECTUAL PROPERTY

TRADEMARKS

In 2002, we registered our name “Solomon Technologies” and our logo with the United States Patent and Trademark Office (“PTO”) under two trademark filings. In 1999, we trademarked a stylized version of the phrase “Electric Wheel” in the United States in connection with electric propulsion systems. Our trademarks have a ten-year term commencing on the registration date and are renewable for additional terms of ten years each, subject to compliance with certain filing requirements.

CURRENT PATENTS

We currently have three patents issued in the U.S. and foreign jurisdictions. Below is a summary of our patents.

DUAL-INPUT INFINITE-SPEED INTEGRAL MOTOR AND TRANSMISSION DEVICE. This patent is the basis for our Electric Wheel technology. The patents cover both marine applications and farming and household appliance applications. This patent has been issued in five countries, as follows:

COUNTRY	DATE FILED	ISSUED	PATENT #	STATUS
Australia	11/19/91	11/19/94	551,644	Issued
Canada	11/19/91	01/28/03	2,096,642	Issued
Japan	11/19/91	01/31/03	3,394,771	Issued
South Korea	11/19/91	01/07/99	187697	Issued
United States	11/28/90	11/26/91	5,067,932	Issued

METHOD AND APPARATUS FOR PROPELLING A MARINE VESSEL. This patent ties our Electric Wheel technology directly to marine propulsion and provides for a patent on regenerative feedback. This patent has been issued in the U.S. and is pending in three foreign jurisdictions, as follows:

COUNTRY	FILED	ISSUED	PATENT #	STATUS
European Union	04/29/96			Pending
Japan	04/29/97			Published
United States	04/29/96	01/26/99	5,863,228	Issued
WIPO*	04/29/97			National Phase entered Chapter II demand filed 10/27/97

*	The World Intellectual Property Organization is an agency of the United Nations which administers approximately 23 treaties dealing with different aspects of intellectual property protection.

SYSTEM AND APPARATUS FOR A MULTIPLE INPUT AND DUAL OUTPUT ELECTRIC DIFFERENTIAL MOTOR TRANSMISSION DEVICE. This patent has been issued in the U.S. and is pending in two foreign jurisdictions, as follows:

COUNTRY	FILED	ISSUED	PATENT #	STATUS
Japan	11/04/97			Published
United States	11/19/96	12/22/98	5,851,162	Issued
WIPO	11/04/97			National Phase entered Chapter II demand filed 5/20/98

PROPOSED PATENTS

We have identified three potentially patentable technologies related to our Electric Wheel technology. We are currently preparing patent applications for the three technologies which we expect to file with the PTO in the spring of 2004.

The patent process - from initial application to granting of the patents - is expected to take approximately two years in total. Following filing of the patent applications with the PTO, examinations of the applications generally require one year to complete. Any deficiencies found during the examination process will then have to be corrected and resubmitted for consideration. Discussions between our patent counsel and the PTO may be necessary to clarify issues relating to the claims. Our patent counsel has initiated searches and examinations and is in the process of developing the first draft of the patent applications for the three technologies for review and revision by us. Following this process, our patent counsel will prepare subsequent drafts for review by us until the documents are ready for filing. It is not known how long this process will take.

We estimate $75,000 as the cost for patenting the three technologies under review. We expect that Homewood as joint inventor will participate in one of the three applications. There can be no assurance that the proposed patents will be granted.

KNOW-HOW, TRADE SECRETS AND OTHER INTELLECTUAL PROPERTY PROTECTION

In addition to the trademark and patent protection secured above and the pending patent applications, we will rely on trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. It is our policy to require our directors, employees, consultants and parties to collaborative agreements to execute confidentiality agreements upon the commencement of the employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us using our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

RESEARCH AND DEVELOPMENT

Since our inception, we have spent approximately $2 million on product development. The continued development of our STEW and STEM electric motors and other components of our ST Electric Propulsion Systems remains paramount to our success in the marine market. In addition, continuing development of advanced hybrid charging systems, adaptation to new battery, fuel cell and fuel sources technologies, and system integration with our growing product line of electric motors will help us achieve and maintain our leadership position in the marine propulsion industry.

Through continued ground-based electric motor research and development, we intend to expand applications of our patented products for potential licensing into other industries.

EMPLOYEES

We have seven full time employees and one part-time employee. Our management team currently consists of a president/chief executive officer, chief operations officer, chief financial officer and a secretary/treasurer. We employ our chief financial officer on a part-time basis. There is no collective bargaining agreement in effect. We believe the relations with our employees are good.

GOVERNMENT REGULATION

It is anticipated that existing and proposed changes in environmental impact laws and regulations in the United States, Canada and Europe will create an increased demand for our ST-EPS products and Electric Wheel technology. Our STI electric products have zero emissions when used without fossil fuel generators.

Existing or probable governmental regulations have not had, and are not expected to have, any material impact on our operations, and the costs and effects of compliance with federal, state and local environmental laws are minimal.

PROPERTIES

We currently occupy office, research and warehouse facilities in Benedict, Maryland, located on the Patuxent River in Southern Maryland on the western side of Chesapeake Bay about 45 miles from Washington, DC. This facility is located at 7383 Benedict Avenue, Benedict, Maryland. We have a five year lease on this facility terminating in August 2007. The lease payments are $3,000 per month. In 2003, we terminated the month-to-month lease for the house adjacent to our facilities saving $2,100 per month.

We have also recently leased additional space in Tarpon Springs, Florida which will be used as our research and development, testing and assembly facilities, as well as our corporate offices. The lease commenced on September 1, 2003 and continue for two years with an additional two year extension at our option. Rent is $2,400 per month subject to annual increases equal to the consumer prize index but not to exceed 4% per year. We estimate the total cost to relocate our operations to Florida will be approximately $5,000. We will continue to use our Maryland facilities for sales and marketing and web site maintenance, as well as our base of operations for boat shows in the Northeast and Mid-Atlantic United States.

LEGAL PROCEEDINGS

We do not believe there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND OFFICERS

Our board of directors is divided into three classes, each class serves for a three year term. Class I directors will serve until the first annual meeting of our stockholders. Class II directors will serve until the next annual meeting of stockholders one year after the first annual meeting. Class III directors will serve until the next annual meeting of stockholders two years after the first annual meeting. Our officers are appointed by, and serve at the designation of, the board of directors. The members of our board of directors, and each director’s class, and our executive officers, together with their respective ages and certain biographical information are as set forth below.

NAME	AGE	POSITION	CLASS
David E. Tether	54	Chairman of the Board, President and Chief Executive Officer	Class III

Christopher Valleau	33	Chief Financial Officer and Vice President of Finance

Ann Poyas	54	Chief Operating Officer and Director	Class I

David Lindahl	59	Director	Class II

Barry DeGroot	56	Director	Class II

DAVID E. TETHER, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Tether founded Solomon Technologies, Inc. in February 1993. He has been our Chairman and Chief Executive Officer since 1993. Mr. Tether has over 33 years experience with several start up and early stage growth companies primarily serving the Naval Air Warfare and Naval Air Test Centers at Patuxent River, Maryland. From 1982 to 1985, he led a team of scientists and engineers in designing and building the world’s first thermonuclear detonation simulator. Beyond classified projects in the electromagnetic emissions field, Mr. Tether has worked on encrypted networks and computer security measures for agencies including the Environmental Protection Agency, the U.S. Army and the American Chemical Society.

ANN POYAS, CHIEF OPERATING OFFICER AND DIRECTOR. Ms. Poyas joined our company as our Chief Operating Officer in April 2002 and as a director in July 2002. From 1976 to 1989, she was Chief Operating Officer and a director of Mortex Manufacturing, Inc. a concrete construction and manufacturing company. From 1978 to 1989, she was a director and president of Tucson Foam and Equipment, Inc., a plastics manufacturing company. In 1989 they sold their interests in both businesses, continuing to serve as consultants until 1999. Ann and Don also owned and operated Arrowcore Products LC, a carbon fiber spar manufacturer, which was sold to us in 2002. In 1993, Ms. Poyas earned her bachelors degree from the University of Arizona.

CHRISTOPHER VALLEAU, CHIEF FINANCIAL OFFICER AND VICE PRESIDENT OF FINANCE. Mr. Valleau joined us as Chief Financial Officer in July 2003. Mr. Valleau is currently the Vice President of CFO Oncall, Inc., an outsource provider of accounting and finance services. Immediately prior to joining our company, Mr. Valleau was Vice President of Finance and Principal Accounting Officer of Championlyte Holdings, Inc., a publicly traded beverage and syrup manufacturer. Prior to that, he was a Senior Staff Accountant for the New York and Florida-based certified public accounting firm, Feldman, Sherb & Co., P.C., for whom he managed the Florida client base. He had joined Feldman Sherb as a staff accountant in 1997. Prior to that, he had been Assistant Controller (1994-1996) and Controller (1996-1997) of Ocean World Lines, Inc. in New York City. Chris is a licensed Certified Public Accountant in New York. He received a Bachelors of Business Administration degree from Pace University (Pleasantville, New York).

DAVID LINDAHL, DIRECTOR. Mr. Lindahl has been a director of our company since 1994 and served as our president and a director from February 1994 through February 1995. Mr. Lindahl served Presidents Reagan and Bush as Assistant Secretary of Energy from January 1986 through March 1991. While at the Department of Energy, he was responsible for developing the nation’s alternative fuels industry and was the chief architect of the Clean Air Act Amendments of 1990. Prior to that, he was the Energy and Environmental Policy Advisor to the U.S. Congress. In 1994, he retired from federal service as a Professional Staff Member of the House Committee on Energy and Commerce. In 1992, he joined the board of Town Creek Industries, Inc., which we acquired in 2001. Since June 2002, he has served as Executive Vice President of Savage Enterprises, Inc., a company engaged in combustion equipment research and development. In 1967, Mr. Lindahl earned his bachelor’s degree in earth sciences from Indiana University and, in 1968, earned his master’s degree from Western Michigan University in physical geography. In 1973, he earned a certificate from Massachusetts Institute of Technology in energy policy.

BARRY DEGROOT, DIRECTOR. Mr. DeGroot has served on our board of directors since February 2001. Since 1995, he has been President of Homewood Products Corp., a manufacturer of power and power distribution products and a principal supplier to our company. From 1989 to 1995, he was a general manager of the Electro Mechanical Parts and Products Center of Westinghouse Electric. In 1995, Westinghouse sold Homewood to a management group which included Mr DeGroot. Mr. DeGroot earned his bachelor’s degree in electrical engineering from California Polytech University at San Luis Obispo, California in 1969.

EXECUTIVE COMPENSATION

The following table shows compensation earned during fiscal 2002, 2001 and 2000 by our president and chief executive officer. None of our officers made at least $100,000 during the past fiscal year.

SUMMARY COMPENSATION TABLE

							Long Term Compensation
	Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation		Restricted Stock Awards	Securities Underlying Options	LTIP Payouts	All Other Compensation
David E. Tether President and Chief Executive Officer	2002 2001 2000	$ $ $	38,221 59,134 83,654	0 0 0	$0 52,500 0	(1)	0 0 0	0 0 0	0 0 0	0 0 0

(1)	Represents 5,000 shares of common stock issued for service on the board valued at $3.00 per share and 12,500 shares of common stock issued in lieu of cash payment for salary valued at $3.00 per share.

COMPENSATION ARRANGEMENTS

We have not entered into employment contracts with any of our executive officers. We anticipate that we will offer David E. Tether an employment agreement, the terms of which have not been determined.

2003 STOCK OPTION PLAN

We adopted our 2003 Stock Option Plan in July 2003. The plan provides for the grant of options intended to qualify as “incentive stock options,” options that are not intended to so qualify or “nonstatutory stock options” and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 750,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of “reload options” described below. We have granted non-statutory stock options to purchase up to 242,500 shares of common stock at $2.00 per share. These options expire in August 2006. We have not yet granted any stock appreciation rights under the plan.

The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of shares of common stock subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between us and the optionee.

Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

The board of directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of common shares equal to the sum of the number of shares of common stock used to exercise the option, and, with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

Also, the plan allows the board of directors to award to an optionee for each share of common stock covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

OPTION GRANTS IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

We did not grant any options to our officers or directors during 2002 and no options were outstanding at any time during 2002.

The following table summarizes our equity compensation plans for officers, directors, employees and consultants as of January 7, 2004.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	None	N/A	None
Equity compensation plans not approved by security holders	375,118	$2.18	507,500
Total	375,118	$2.18	507,500

In July 2003, our board of directors adopted our 2003 Stock Option Plan. The terms of the plan are more fully described above under “Executive Compensation — 2003 Stock Option Plan”. In August 2003 we granted options to certain officers, directors and employees to purchase up to 242,500 shares of common stock exercisable at $2.00 per share. The options expire in August 2006.

In May 2003, we entered into an agreement with Cytation Corporation. Under the agreement, Cytation agreed to advise and assist us, among other things, in the process of becoming a public company. As consideration for these services, we paid Cytation $25,000, agreed to pay an additional $25,000 when the registration statement of which this prospectus is a part becomes effective, and issued 663,089 shares of our common stock and a warrant to purchase 132,618 shares of common stock. The warrant is exercisable a price per share equal to 125% of the average closing price of our common stock for the first thirty trading days of our common stock, which for purposes of the foregoing table is assumed to be $2.50. The warrant is exercisable commencing one year after the effective date of the registration statement of which this prospectus is a part and for four years thereafter.

OUR BOARD AND COMMITTEES OF THE BOARD

We have two formal committees

•	the Audit Committee, which consists of Barry DeGroot and David Lindahl, and

•	the Compensation Committee, which consists of Barry DeGroot and David Lindahl.

Mr. DeGroot is not “independent” as such term is defined by the Nasdaq Stock Market. Mr. DeGroot is the president and a principal shareholder of Homewood. We have an agreement with Homewood which provides that Homewood will manufacture the motors for our ST-EPS.

As soon as practicable after we become a public company, our board intends to designate Audit Committee members that will consist of at least two directors, each of whom will be independent and financially literate. We currently do not have a financial expert serving on our Audit Committee. It is our intention that the composition of the audit committee will satisfy the independence requirements of the Nasdaq Stock Market and the SEC, and that we will have at least one financial expert on our Audit Committee.

Furthermore, as soon as practicable after we become a public company, our board intends to designate Compensation Committee members that will consist of at least two directors, each of whom will be independent.

The principal functions of the Audit Committee include appointment of a firm of certified public accountants whose duty it will be to audit our financial statements for the fiscal year in which they are appointed, and to monitor the effectiveness of the audit effort, our internal financial and accounting organization and controls and financial reporting.

The Compensation Committee is responsible for establishing compensation arrangements for officers and directors, reviewing benefit plans and administering our stock option plan.

The Board of Directors does not have a standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors, or, subject to certain notice requirements, by any stockholder entitled to vote for the election of directors.

Special meetings may be held from time to time to consider matters for which approval of the Board of Directors is desirable or is required by law. Our Board of Directors met once and acted on numerous matters by written consent during 2002. The Audit and Compensation Committees were formed in July 2003 and did not meet during 2002.

COMPENSATION OF DIRECTORS

We intend to establish a compensation plan for all non-employee directors which we anticipate will include a combination of cash compensation and equity. Employee directors will not receive compensation for their service as directors. We will reimburse each of our directors for reasonable travel expenses incurred in connection with attending all board and board committee meetings. During 2002, we did not compensate our non-employee directors for their service as members of our board.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation eliminates the personal liability of directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, provided that this provision shall not eliminate or limit the liability of a director

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	arising under Section 174 of the Delaware General Corporation Law (with respect to unlawful dividend payments and unlawful stock purchases or redemptions), or

•	for any transaction from which the director derived an improper personal benefit.

Additionally, included in our certificate of incorporation and bylaws are provisions to indemnify our directors, officers, employees and agents and to purchase insurance with respect to liability arising out of the performance of their duties as directors, officers, employees and agents as permitted by Section 145 of the Delaware General Corporation Law. The Delaware General Corporation Law provides further that indemnification shall not be deemed exclusive of any other rights to which the directors, officers, employees and agents may be entitled under a company’s bylaws, any agreement, vote of stockholders or otherwise.

The effect of the foregoing is to require us, to the extent permitted by law, to indemnify our directors and executive officers, and permit us to indemnify our employees and consultants, for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subject to certain very limited exceptions, we may advance expenses, as incurred, in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have not obtained directors’ and officers’ liability insurance, however, we anticipate acquiring such insurance during 2004.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 7, 2004. The information in this table provides the ownership information for

•	each person known by us to be the beneficial owner of more than 5% of our common stock,

•	each of our directors,

•	each of our executive officers, and

•	our executive officers, directors and director nominees as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Unless otherwise indicated, the address of each beneficial owner is Solomon Technologies, Inc., 7383 Benedict Avenue, Benedict, Maryland 20612.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OUTSTANDING
David E. Tether (1)	1,553,979	31%
Cynthia K. McMullen Tether (2)	1,553,979	31%
Cytation Corporation (3) 251 Thames Street, Bristol, RI 02809	663,089	14%
Pinetree (Barbados), Inc. (4) c/o Ward Patel & Co., The Gables Haggat Hall, St. Michael, Barbados	441,179	8%
Ann Poyas (5)	285,000	6%
Barry DeGroot (6)	48,334	<1%
David Lindahl (7)	25,000	<1%
Christopher Valleau	0	0
All Executive Officers and Directors as a Group (5 persons) (8)	1,912,313	38%

(1)	Includes 24,234 shares of common stock owned by his wife, Cynthia K. McMullen-Tether. Includes 115,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share which expire in August 2006.
(2)	Includes 1,414,745 shares of common stock owned by her husband, David E. Tether. Includes 115,000 shares of common stock issuable to David E. Tether upon exercise of options at an exercise price of $2.00 per share which expire in August 2006.
(3)	Includes 291,165 shares of common stock to be distributed to Cytation’s stockholders. Excludes 132,618 shares of common stock issuable upon exercise of the Cytation warrant.
(4)	Represents shares of common stock issuable upon conversion of the Pinetree note and exercise of the Pinetree warrant.
(5)	Includes 105,000 shares of common stock owned by her husband, Donald Poyas, our Vice President of Procurement.
(6)	Includes 10,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share which expire in August 2006.
(7)	Includes 10,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share which expire in August 2006.
(8)	Includes 135,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share which expire in August 2006.

CERTAIN TRANSACTIONS

ACQUISITION AGREEMENTS

TOWN CREEK ACQUISITION

In March, 1995, Town Creek Industries granted us an exclusive world-wide license to use the Electric Wheel technology for marine applications. In August, 1997, Town Creek further granted us the right to utilize the Electric Wheel technology in all farming and household appliance applications. In 1997, Town Creek was unable to pay the costs of obtaining the translations and filing for protection of the original patent in Europe and we assumed responsibility for the costs of maintaining all patents on the technology. In July, 1999, superceding the prior agreements, Town Creek granted us an exclusive, worldwide license to use the Electric Wheel technology for all applications. In consideration for the license, we agreed to pay royalties to Town Creek $100 to $200 for each marine motor product and up to a maximum of 30% of our net royalties for any particular sale.

In September 2001, we acquired Town Creek in a reverse triangular merger with TCI Acquisition Corporation, a newly-formed wholly-owned subsidiary, formed for the purpose of acquiring Town Creek. As consideration, we issued 268,700 shares of our common stock to the shareholders of Town Creek. At the time of the acquisition, David E. Tether, our Chairman, President and Chief Executive Officer, one of the original founders of Town Creek, owned approximately 47,000 shares of Town Creek common stock. As a result of the acquisition, we issued Mr. Tether his pro rata portion of our common stock in the Town Creek acquisition and issued him approximately 47,000 shares of common stock.

ARROWCORE ACQUISITION

In September 2002, we issued to Ann Poyas, our Chief Operating Officer and a director, and her husband, Donald Poyas, our Vice President of Procurement, an aggregate of 75,000 shares of common stock for substantially all of the assets of their company, Arrowcore Products, LC. Arrowcore has developed carbon fiber material for, among other uses, marine sails.

INTELLECTUAL PROPERTY RIGHTS PURCHASE

On June 19, 2003, we acquired from David E. Tether for 1 million shares of common stock all of his interest in the intellectual property rights he owns that is necessary or desirable for use in our business as currently engaged or as proposed to be engaged. These rights include

•	the actual construction of the motor (such as the number of poles and magnets and the techniques used to construct it), which is the foundation of our STEW and STEM series,

•	the technology in our motors which provides for regenerative feedback, and

•	the techniques used by a digital controller in our ST-EPS that control the motor under various sailing conditions.

OPERATING AGREEMENTS

CYTATION AGREEMENT

In May 2002, we entered into an agreement with Cytation Corporation, an unaffiliated third-party consultant. Pursuant to this agreement, Cytation agreed, and has subsequently provided, a range of consulting services principally directed at our transition from a private company to a public company. We elected to utilize the services of Cytation rather than engage in a reverse merger, a transaction that we believe presented significant corporate and regulatory risks and which would likely have required a cash payment in excess of $200,000 as well as substantial loss of equity.

Cytation advised us to engage in a migratory merger into a Delaware corporation and effectuate a one-for-two reverse split, both of which we completed in 2003. In addition, Cytation has assisted us in

•	restructuring our debt and settling related litigation,

•	implementing a stock option plan,

•	recruiting senior personnel,

•	reorganizing the composition of the board of directors and board committees,

•	negotiating our contract with our most important electric propulsion systems supplier,

•	negotiating reduction of trade payables, and

•	searching for persons to serve on our board of directors once we are public.

We paid Cytation a $25,000 cash fee when we signed our agreement and have agreed to pay an additional $25,000 when our registration statement is effective. In addition, we issued to Cytation 663,089 restricted shares of our common stock that have been included in this registration statement and granted a common stock purchase warrant. See “Description of Capital Stock - Warrants - Cytation Warrant.” We valued the common stock issued to Cytation at $3.00 per share.

Shortly after the registration statement of which this prospectus is a part is declared effective, it is our understanding that Cytation intends to affect a pro rata dividend to its stockholders of 291,165 shares of our common stock owned by Cytation. We further understand that Cytation has approximately 300 stockholders of record and 600 stockholders whose shares are held in street name. We believe that this distribution will enable us to establish a trading market and meet minimum share distribution requirements for listing on the Over-the-Counter Bulletin Board. After the distribution, which will occur only after our registration statement has been declared effective and which will be administered entirely by our transfer agent, Cytation will own approximately 7% of our common stock.

After we are public, Cytation’s services will consist solely of introductions to our management of potential institutional investors and will not require Cytation to have access to information about us that is not generally available to the public. No officer or director of Cytation has served or will serve as an officer or director of our company.

HOMEWOOD AGREEMENT

Homewood Products Corp. has been manufacturing our electric motors since 1996. Barry DeGroot, one of our directors and a member of our board’s Audit and Compensation Committees, is the president of Homewood. In August 2003, we negotiated an agreement with Homewood which provides for Homewood to continue to manufacture our motors. The agreement provides that we will purchase from Homewood not less than 100 electric motors at our most favorable rate offered by Homewood. The agreement continues through December 2004 which renews automatically every year unless either party terminates the agreement on at least three months notice before the end of the year. As long as we meet our annual commitment of purchases, Homewood will not accept purchase orders for electric motors from anyone else for marine applications and that we will not purchase electric motors from any other manufacturer. We also agreed to provide Homewood the opportunity, on a non-exclusive basis, to develop new products within Homewood’s scope of business for marine application opportunities targeted by us. Over the past three years, we have never paid Homewood more than $60,000 in any year.

EQUITY ISSUANCES

In March 2001, we issued 5,000 shares to each of the members of our board of directors as compensation for their service on our board of directors.

In November 2001, we issued 12,500 shares of common stock to each of David Tether and Cynthia McMullen-Tether as consideration for unpaid salary in the aggregate amount of $75,000.

In January 2003, we issued 105,000 shares of common stock to Ann Poyas, our Chief Operating Officer and a director, 80,000 shares to Don Poyas, Ann’s husband and our Vice President of Procurement, 50,000 shares of common stock to Michael Poyas, Ann and Don’s son who provides us services, as consideration for unpaid compensation and unreimbursed expenses in the aggregate amount of $470,000.

In June 2003, we issued 12,500 shares of our common stock to Cynthia McMullen-Tether. The shares were issued in lieu of accrued salary in the amount of $25,000.

In August 2003, as partial consideration for their past contributions to our company and to encourage their continued service, we issued to certain of our officers, directors and employees an aggregate of 242,500 stock options under of 2003 Stock Option Plan, as specified in the table below. The options are exercisable at $2.00 per shares and expire in August 2006.

NAME	OPTIONS
David E. Tether	115,000
Barry DeGroot	10,000
David Lindahl	10,000
Charles R. Shannon	80,000
Jane Crawford	27,500
TOTAL	242,500

We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm’s length basis. To the extent we may enter into any agreements with related parties in the future, the board of directors has determined that such agreements must be on similar terms.

THE DISTRIBUTION

THE ISSUANCE TO CYTATION CORPORATION

In May 2003, we entered into an agreement with Cytation Corporation. Under the agreement, Cytation agreed to advise and assist us, among other things, in the process of becoming a public company. As partial consideration for these services, we issued to Cytation 663,089 shares of our common stock.

DESCRIPTION OF THE DISTRIBUTION OF SOLOMON TECHNOLOGIES COMMON STOCK

Cytation will effect the distribution on or about January 15, 2004 by distributing on a pro rata basis a portion of the shares of Solomon Technologies common stock that it owns (291,165 shares) to holders of record of Cytation common stock at the close of business on December 23, 2003, the record date for the distribution.

Based on the total number of shares of Cytation common stock outstanding at the close of business on the record date for the distribution (291,165 shares), each record holder of Cytation common stock will receive one share of our common stock for each share of Cytation common stock held at the close of business on the record date.

DELIVERY OF CERTIFICATES

We expect the distribution to occur on January 15, 2004. On or shortly after the January 15, 2004 distribution date, holders of record of Cytation common stock on the record date will receive a letter of instruction from our transfer agent requesting where to send such holder’s proportionate number of shares of Solomon Technologies common stock.

No general stockholder vote is required for the distribution to occur. No stockholder action is necessary for you to receive the shares of our common stock to which you are entitled in the distribution. This means that

•	you do not need to pay any consideration to Cytation or us, and

•	you do not need to surrender any shares of Cytation common stock to receive your shares of our common stock.

Fractional shares will be rounded up to whole shares for holders who would otherwise receive fractional shares.

You will receive from Computershare Trust Company, Inc., our transfer agent, a letter of instruction requesting whether you wish the shares of Solomon Technologies common stock that you are entitled be delivered to you in certificate form or to your broker in certificate form or by electronic or book-entry.

For those holders of Cytation common stock who hold their shares through a broker, bank or other nominee, you will receive credit for the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers’ accounts with our common stock.

INDEMNIFICATION OF CYTATION

Cytation may be deemed a statutory underwriter with respect to our common stock being distributed to the stockholders of Cytation. Cytation will not receive any compensation from us or any other person with respect to this distribution, including any underwriting discounts or commissions. Cytation, however, will have the right to seek indemnification from us regarding its agreement to accept underwriter liability with respect to the shares included in the distribution.

FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING IS A BRIEF DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES REGARDING THE DISTRIBUTION OF OUR COMMON STOCK. THIS DISCUSSION DOES NOT CONSIDER THE SPECIFIC CIRCUMSTANCES OF ANY PARTICULAR INVESTORS, SOME OF WHICH MAY BE SUBJECT TO SPECIAL RULES. THIS SUMMARY IS BASED ON THE TAX LAWS OF THE UNITED STATES AS IN EFFECT ON THE DATE OF THIS PROSPECTUS, WHICH ARE SUBJECT TO CHANGE OR CHANGES IN INTERPRETATION, POSSIBLY WITH RETROACTIVE EFFECT.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND SALE OF OUR COMMON STOCK UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, INCLUDING THE EFFECT OF POSSIBLE CHANGES IN TAX LAW.

AS A RESULT OF THE DISTRIBUTION OF OUR COMMON STOCK TO YOU BY CYTATION, YOU MAY BE SUBJECT TO INCOME TAX WHETHER OR NOT A TRADING MARKET DEVELOPS FOR OUR COMMON STOCK.

U.S. STOCKHOLDERS

If you are a U.S. stockholder, you will include the fair market value of the shares of our common stock received in the distribution in gross income as ordinary dividend income only to the extent of your share of Cytation’s current or accumulated tax earnings and profits through the end of Cytation’s 2003 tax year. Although Cytation does not expect that it will have any accumulated earnings and profits at the end of its 2003 tax year, Cytation expects that it will have sufficient current earnings and profits so that a substantial part of the distribution will be a taxable dividend. The exact amount of Cytation’s earnings and profits depends upon a variety of factors and cannot be determined until the end of its 2003 tax year. To the extent the value of our common stock on the distribution date exceeds Cytation’s per share earnings and profits, you will be required to reduce your basis in your shares of the Cytation common stock by the excess. If your basis in your shares of Cytation common stock is reduced to zero, you will recognize capital gain equal to the amount of any remaining value of our common stock that you receive. Your holding period in our common stock will begin on the day after the distribution date.

A U.S. stockholder that is a corporation will, subject to generally applicable limitations, be entitled to a dividends received deduction in an amount equal to 70% of the amount of the distribution received by it that is a dividend.

FOREIGN STOCKHOLDERS

If you are a foreign stockholder you will be subject to United States withholding tax equal to 30% of the gross amount to be received by you in the distribution unless the receipt of our common stock is effectively connected with the foreign stockholder’s United States trade or business or you are eligible for a lower rate under an applicable treaty. A foreign stockholder who is subject to withholding tax upon the distribution may file a claim for refund to the extent of the withholding tax that has been imposed on the portion of the distribution representing amounts in excess of our current and accumulated tax earnings and profits.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

As of January 7, 2004, there were 4,839,618 shares of common stock outstanding held by 296 stockholders of record, and there were no shares of preferred stock designated, issued or outstanding.

COMMON STOCK

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of legally available funds.

Upon our liquidation, dissolution and winding up, the holders of our common stock are entitled to receive ratably, net assets available after the payment of

•	all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time,

•	all unsecured liabilities, including any then outstanding unsecured debt securities which we may have issued as of such time, and

•	all liquidation preferences on any then outstanding preferred stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

Our board of directors is authorized, without further stockholder approval, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board may fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of preferred stock.

CONVERTIBLE NOTES

PINETREE NOTE

In July 2003, we settled a lawsuit brought by Pinetree (Barbados), Inc. against us for breach of a convertible promissory note owing to Pinetree in the original principal amount of approximately $536,000. Our obligation under the settlement was issuing to Pinetree a new secured convertible promissory note in the principal amount of $572,490.22.

The outstanding principal amount of the note is convertible by Pinetree at $1.4635 per share. Assuming all of the principal amount of the note is converted, Pinetree would receive an aggregate of 391,179 shares of common stock.

The note originally required us to pay $50,000 by December 15, 2003 and the balance due May 31, 2004. Each additional prepayment of $50,000 will, at our election, extend the maturity date for two additional months up to a total of six months’ extension, or reduce the principal amount of the note available for conversion in our common stock at 1.5 times the amount of such prepayment up to an aggregate of $225,000 reduction in the conversion principal amount.

The note is secured by liens on most of our assets. Certain assets related to our intellectual property rights in our method and apparatus for propelling a marine vessel are not immediately subject to Pinetree’s liens, but will become part of the collateral securing the note within six months.

If we default on payment of the note, Pinetree could foreclose on our assets if we

•	fail to make a payment when due under the note or breach any other obligation under the note or security agreement and do not cure within 15 days,

•	file for bankruptcy,

•	make a general assignment for the benefit of our creditors, or

•	fail to have dismissed a bankruptcy proceeding or similar proceeding brought against us within 30 days of such proceeding.

In December 2003, Pinetree agreed to amend the note as follows

•	the $50,000 mandatory payment was extended to February 16, 2004, or earlier if we raise at least $1 million from the sale of our equity securities,

•	the balance of the note is due May 31, 2004, or earlier if we raise at least $2 million from the sale of our equity securities,

•	in the event that we prepay the note, Pinetree may elect to reject the prepayment and convert the note within five business days after receipt of any prepayment, and

•	we agreed to register in the future the resale by Pinetree of the shares of common stock issuable upon conversion of the note.

As consideration for amending the note, we issued Pinetree a warrant to purchase 50,000 shares of our common stock.

BRIDGE NOTES

In May 2003, we issued $125,000 principal amount convertible notes to six investors. The notes bear annual interest at 10%. The notes mature on May 16, 2004. The principal amount of notes and accrued interest automatically convert into common stock on the first day after our common stock begins trading. The number of shares issuable upon conversion of the bridge notes is equal to two times the aggregate of the principal and accrued interest divided by the first trade of our common stock on the Bulletin Board or other national exchange or market.

Because the number of shares into which the bridge notes are convertible depends on the first trade price of our common stock in the future and the amount of accrued interest in the future, we cannot know as of the date of this prospectus how many shares of common stock are issuable upon conversion of the convertible notes. For illustrative purposes, the following table indicates the number of shares of common stock that will be issuable on the maturity date of the convertible notes, with various hypothetical values ascribed to the first trade price of the common stock. These hypothetical first trade prices are not intended as projections, estimates, predictions or indications of the future performance of our common stock, but rather are provided to illustrate the impact of varying pricing levels on the holders of our common stock due to the conversion of the convertible notes.

The following table sets forth the number of shares of common stock into which the bridge notes are convertible calculated using the conversion amounts of the convertible notes equal to principal plus estimated accrued interest, or a total of $130,000 ($125,000 principal plus $5,000 estimated accrued interest). All figures set forth in the table below are rounded.

First Trade Price(1)	Total Number of Shares into which Convertible Notes are Convertible	Percentage of Outstanding Common Stock(2)
$2.00	130,000	2.6%
$3.00	86,667	1.8%
$4.00	65,000	1.3%
$5.00	52,000	1.1%
$6.00	43,334	<1%
$7.00	37,143	<1%
$8.00	32,500	<1%

(1)	If the first trade price is less than $2.00, then the conversion price will be $2.00. If the first trade price exceeds $8.00, then the conversion price will be $8.00.
(2)	After conversion of all convertible notes and assuming no other shares of common stock are issued.

WARRANTS

CYTATION WARRANT

In June, as part of the consideration we paid to Cytation, we issued a warrant to purchase 132,618 shares of common stock. The warrant is exercisable at a price per share equal to 125% of the average closing price of our common stock for the first thirty trading days of our common stock. The warrant is exercisable commencing one year after the effective date of the registration statement of which this prospectus is a part and for four years thereafter. The warrant contains cashless exercise provisions which allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash.

BRIDGE WARRANTS

As part of the bridge notes issued in May and June 2003, we issued warrants to the bridge investors to purchase shares of our common stock. The number of shares subject to the warrants is one-fifth the number of shares issued to the bridge note investors upon conversion of the principal amount of their bridge notes, with a maximum of 25,000 shares and a minimum of 6,250 shares. The exercise price of the warrants is 120% of the opening trade price of the common stock on the Bulletin Board or national securities exchange or other market, with a minimum exercise price of $2.40 per share and a maximum exercise price of $9.60 per share. The warrants are exercisable for two years commencing one year after the effective date of the registration statement of which this prospectus is a part.

PINETREE WARRANTS

In December 2003, as consideration for amending the note, we issued Pinetree a warrant to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. The warrant is exercisable for five years commencing on the 46th day after trading of our common stock begins. The warrant contains cashless exercise provisions which allow Pinetree to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash.

REGISTRATION RIGHTS

Cytation Corporation, Pinetree, the bridge investors and the common stock private placement investors have the right to cause us to register the shares, including the common stock underlying their convertible notes and the warrants, under the Securities Act. Registration of shares of common stock under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Except for the shares underlying Pinetree’s convertible note, we have included these shares in the registration statement of which this prospectus is a part. We will pay all registration expenses, other than commissions and underwriting discounts, related to any registration.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE ANTI-TAKEOVER LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

Certain provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

ISSUANCE OF PREFERRED STOCK. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Directors serve until their successors are elected and qualified or until their death, resignation or removal from office. Because this system of electing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

NO CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS. Our stockholders are not permitted to cumulate their votes in the election of directors. As a result, stockholders owning a majority of our common stock may elect all of the directors.

SPECIAL MEETINGS OF OUR STOCKHOLDERS MAY BE CALLED ONLY BY THE BOARD OF DIRECTORS. Our bylaws only permit the board to call a special meeting of stockholders. Stockholders do not have the right to call a special meeting of stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

THE DELAWARE GENERAL CORPORATION LAW

We are not subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include

•	any merger or consolidation involving the corporation and the interested stockholder,

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT

Computershare Trust Company, Inc. is the transfer agent for our common stock.

EXPERTS

Radin, Glass & Co., LLP, independent certified public accountants, audited our financial statements as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2001.

In including those financial statements in this prospectus, we have relied on Radin, Glass & Co., LLP’s authority as an expert in accounting and auditing.

LEGAL MATTERS

Tarter Krinsky & Drogin LLP is counsel to us and will pass on the validity of the issuance of the shares to be sold by this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

We have outstanding 4,839,618 shares of our common stock. Of these shares, the 464,424 shares being sold by the selling stockholders, plus 291,165 shares being distributed by Cytation to its stockholders, plus 337,618 shares of common stock issuable upon conversion of the bridge notes and exercise of the bridge warrants, Pinetree warrant and Cytation warrant, all of which are being offered by this prospectus, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors and 10% stockholders). Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below. Of the 464,424 shares being sold by selling stockholders, 92,500 shares were issued in our August 2003 private placement. The investors in the private placement agreed not to sell their shares for a period of six months after the effective date of the registration statement of which this prospectus is a part without our prior written consent.

The remaining 4,084,029 shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Approximately 92% of these shares are subject to lock-up agreements pursuant to which the stockholders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of one year after the effective date of the registration statement of which this prospectus is a part without our prior written consent. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by us. We may consider various factors whether to release any or all of the shares subject to the lock-up, including requirements that may be imposed by possible investors or underwriters, if any, in connection with a future offering of our securities. We have no present intention of shortening the lock-up period or waiving the lock-up agreements.

Without taking into account the lock-up agreements, the following shares would be eligible for sale in the public market at the following times

•	approximately 1,256,209 shares of common stock will be immediately available for sale in the public market,

•	an additional 685,146 shares are eligible for sale pursuant to Rule 144 subject to volume restrictions as described below, and

•	an additional 2,142,674 shares will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future.

Taking into account the lock-up agreements, and assuming we do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times

•	approximately 340,108 shares of common stock, which are held by persons not subject to lock-up agreements, will be immediately available for sale in the public market, and

•	the remaining 3,743,921 shares will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future after the one year lock-up has expired.

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2003 Stock Option Plan. Based upon the number of shares subject to outstanding options as of January 7, 2004 and currently reserved for issuance under our stock option plan, this registration statement would cover 750,000 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the one year lock-up agreements expire or earlier in our sole discretion.

RULE 144

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding (which is approximately 49,000 shares) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

Beginning 90 days after the effective date of the registration statement to which this prospectus is a part, any officer, director, employee or consultant who acquired shares of common stock pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares (including shares issued upon exercise of outstanding options) in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission covering sale of the shares being offered by this prospectus. The registration statement and the exhibits and schedules to the registration statement include additional information not contained in this prospectus. Statements in this prospectus about the contents of any contract or other document referred to are not necessarily complete and in each instance the appropriate exhibit containing the contract or document should be consulted for complete information. The registration statement, exhibits and schedules also contain further information about us and the shares being offered.

We currently do not file reports with the SEC. After the registration statement of which this prospectus is a part is declared effective by the SEC, we will be obligated to file reports with the SEC, including Forms 10-KSB, 10-QSB and 8-K, and proxy statements, as well as provide our stockholders with annual reports, including audited financial statements, in connection with our annual stockholders’ meetings. Anyone may inspect the registration statement, and such additional materials that we file with the SEC in the future, without charge, at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains information about companies that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

SOLOMON TECHNOLOGIES, INC.

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Solomon Technologies, Inc.

We have audited the accompanying balance sheet of Solomon Technologies, Inc. as of December 31, 2002, and the related statements of operations, stockholders’ deficiency and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Solomon Technologies, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has an accumulated deficit of $5,860,322 as of December 31, 2002 and had net losses and cash used in operations of $1,101,104 and $206,039 respectively, for the year ended December 31, 2002. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Radin Glass & Co., LLP

Certified Public Accountants

New York, New York

September 11, 2003

SOLOMON TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31, 2002	September 30, 2003
		(unaudited)
ASSETS

Current Assets:
Cash	$64,160	$93,816
Accounts Receivable, net of allowance of $10,000	5,462	24,930
Inventory	37,300	17,300
Other Current Assets	4,958	5,879

Total Current Assets	111,880	141,925
PROPERTY AND EQUIPMENT, net	24,071	37,904
INTANGIBLE ASSETS, net	759,259	665,725
DEPOSITS	26,833	13,607

	$922,043	$859,161

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Current Portion of Notes and Loans Payable	$571,617	$857,494
Accounts Payable and Accrued Expenses	459,837	389,407
Accrued Payroll and Payroll Taxes	567,073	325,091
Customer Deposits	51,486	63,969
Advances from Related Party	71,313	—

Total Current Liabilities	1,721,326	1,635,961

Notes and Loans Payable	—	1,974

Stockholders’ Deficiency:
Preferred stock; $.001 par value, 5,000,000 shares authorized no shares issued and outstanding; respectively	—	—
Common stock; $.001 par value, 25,000,000 shares authorized 2,696,111 and 4,839,618 shares issued and outstanding; respectively	2,696	4,840
Additional Paid-in Capital	5,058,343	7,941,010
Accumulated Deficit	(5,860,322)	(8,724,624)

Total Stockholders’ Deficiency	(799,283)	(778,774)

	$922,043	$859,161

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,		Nine Months Ended September 30,
	2002	2001	2003	2002
			(Unaudited)	(Unaudited)
NET SALES	$150,918	$157,353	$298,507	25,831

COST OF GOODS SOLD	103,851	136,739	254,737	22,990

	47,067	20,614	43,770	2,841

OPERATING EXPENSES:
Salaries and benefits	670,567	520,669	508,903	333,662
Noncash compensation	37,500	390,750	1,424,386	37,500
Professional fees	4,250	28,535	198,888	7,522
Advertising	23,864	15,254	15,533	21,805
Travel and entertainment	33,516	61,973	50,314	25,123
Rent	44,700	31,950	42,500	28,400
Other general and administrative	281,082	243,856	407,882	155,532

	1,095,479	1,292,987	2,648,406	609,544

LOSS FROM OPERATIONS	(1,048,412)	(1,272,373)	(2,604,636)	(606,703)

OTHER INCOME (EXPENSE)
Interest Income	151	4	—	151
Interest Expense	(52,843)	(247,563)	(259,666)	(38,229)

	(52,692)	(247,559)	(259,666)	(38,078)

NET LOSS	$(1,101,104)	$(1,519,932)	$(2,864,302)	$(644,781)

NET LOSS PER COMMON SHARE—BASIC AND DILUTED	$(0.42)	$(0.69)	$(0.80)	$(0.25)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	2,595,107	2,200,331	3,578,355	2,565,567

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIENCY

	Common Stock ($.001 par value)		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficiency
	Shares	Amount
Balance, December 31, 2000	2,053,443	$2,053	$3,042,920	$(3,239,286)	(194,313)
Sale of common stock	67,168	67	140,099	—	140,166
Issuance of common stock for debt	19,217	19	55,081	—	55,100
Issuance of common stock for services	130,250	130	390,620	—	390,750
Beneficial conversion feature on notes payable	—	—	205,000	—	205,000
Shares issued for acquisition of TCI	268,700	269	537,131	—	537,400
Capital contribution of unpaid salaries	—	—	55,186	—	55,186
Net loss	—	—	—	(1,519,932)	(1,519,932)

Balance, December 31, 2001	2,538,778	2,538	4,426,037	(4,759,218)	(330,643)
Sale of common stock	69,833	70	145,929	—	145,999
Issuance of common stock for services	12,500	13	37,487	—	37,500
Common stock issued for asset acquisition	75,000	75	149,925	—	150,000
Capital contribution of unpaid salaries	—	—	298,965	—	298,965
Net loss	—	—	—	(1,101,104)	(1,101,104)

Balance, December 31, 2002	2,696,111	2,696	5,058,343	(5,860,322)	(799,283)
Sale of common stock	157,085	158	291,678	—	291,836
Issuance of common stock and warrants for services	700,589	700	1,423,686	—	1,424,386
Common stock issued for debt	285,000	285	569,715	—	570,000
Common stock issued for patent rights	1,000,000	1,000	(1,000)	—	—
Beneficial conversion feature on renegotiated debt	—	—	211,743	—	211,743
Capital contribution of unpaid salaries	—	—	386,846	—	386,846
Net loss	—	—	—	(2,864,302)	(2,864,302)

Balance, September 30, 2003 (unaudited)	4,839,618	4,839	$7,941,011	$(8,724,624)	$(778,774)

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2002	2001	2003	2002
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,101,104)	$(1,519,932)	$(2,864,302)	$(644,781)
Adjustments to reconcile net loss to net cash used in operations:
Common stock issued for services	37,500	390,750	1,424,386	37,500
Capital contribution of unpaid salaries	298,965	55,186	386,846	224,224
Amortization and depreciation	112,509	52,475	110,193	86,537
Beneficial interest on convertible notes payable	—	205,000	211,743	—
Bad debts	16,672	3,987	2,738	—
Changes in assets (increase) decrease:
Accounts receivable	(7,427)	(17,429)	(22,206)	11,707
Inventory	5,000	17,511	20,000	(19,919)
Other current assets	(4,958)	—	(921)	(950)
Deposits	3,187	6,000	13,226	—
Changes in liabilities increase (decrease):
Accounts payable and accrued expenses	37,779	79,944	(10,430)	(11,823)
Accrued payroll taxes	344,352	182,112	168,018	47,113
Customer deposits	51,486	—	12,483	98,184

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(206,039)	(544,396)	(548,226)	(172,208)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(2,216)	—	(24,042)	—
Expenditures for intangible assets	(1,866)	(11,124)	(6,450)	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(4,082)	(11,124)	(30,492)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes and loans payable	75,000	450,000	296,249	75,718
Repayments of notes and loans payable	(18,133)	(43,889)	(8,398)	(20,388)
Proceeds from advances from affiliates	71,313	—	28,687	—
Proceeds from the sale of common stock and warrants	145,999	140,166	291,836	130,999

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	274,179	546,277	608,374	186,329

NET INCREASE (DECREASE) IN CASH	64,058	(9,243)	29,656	14,121
CASH - beginning of period	102	9,345	64,160	102

CASH - end of period	$64,160	$102	$93,816	$14,223

Supplemental Disclosure of Cash Flow Information:
Cash paid during period for:
Interest	$7,743	$11,617	$9,692	$4,404

Income Taxes	$—	$—	$—	$—

Noncash investing and financing activities:
Issuance of common stock for intangible assets	$150,000	$537,400	$—	$—

Conversion of note payable and loans payable to common stock	$—	$55,100	$—	$—

Conversion of accrued payroll and expenses into common stock	$—	$—	$470,000	$—

Conversion of related party advances into common stock	$—	$—	$100,000	$—

See Notes to Financial Statements.

1. ORGANIZATION

Solomon Technologies, Inc. (“STI” or the “Company”) commenced operations on August 22, 1995 and was incorporated in the State of Maryland. STI develops and markets electric propulsion systems for marine applications. Management believes that the Company’s systems will have additional applications in the transportation, industrial and commercial sectors.

In July 2003, the Company effected a merger in order to change its state of incorporation from Maryland to Delaware. In connection with this merger, the Company issued one share of common stock of the Delaware corporation for each two shares of common stock of the Maryland corporation, thereby effecting the equivalent of a 1-for-2 reverse stock split. All shares and amount presented in this report give retroactive affect to this reverse stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements - The accompanying balance sheet as of September 30, 2003, the statements of operations and of cash flows for the nine-month periods ended September 30, 2003 and 2002, and the statement of stockholders’ deficiency for the nine months ended September 30, 2003, are unaudited. In the opinion of management, such information is not misleading and includes all normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes hereto. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Cash and Cash Equivalents - For purpose of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

Revenue Recognition - The Company recognizes revenue when product has been shipped from its facility or drop shipped from its manufacturing location.

Revenues from installation or service sales are recognized when the services have been completed.

No return privileges or other contingencies exist that might make a sale incomplete at the time of shipping.

Inventory - Inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At September 30, 2003 and December 31, 2002, substantially all inventory on-hand was finished goods consisting of motors and generators. Smaller parts and supplies are charged to expense when purchased.

Property and Equipment - Property, plant and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed on the straight-line method over the assets’ estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the assets’ useful lives.

Advertising - Advertising costs are expensed as incurred. For the years ended December 31, 2002 and 2001, advertising expense was $23,864 and $15,254, respectively, and for the nine months ended September 30, 2003 and 2002, advertising expense was $15,533 and $21,805, respectively.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are determined on the liability method in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) Per Share - The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable, accrued expenses and note payable approximate fair value based on the short-term maturity of these instruments.

Stock Based Compensation - Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148 (See New Accounting Pronouncements), which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Product Development - Product development costs are charged to expense as incurred. Such costs were minimal during the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003.

Intangible Assets - Patents and trademarks are stated at cost. The recoverability of the costs of patents and trademarks is re-evaluated each year based upon management’s expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2002 and 2001, the Company has recorded $99,197 and $38,898 in amortization expense, respectively, related to its patents and trademarks. The Company is amortizing these intangible assets over their expected lives.

Impairment of long-lived assets - The Company evaluates the recoverability and carrying value of its long-lived assets at each balance sheet date, based on guidance issued in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Among other factors considered in such evaluation are the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. Accordingly, the Company believes that there has been no impairment of its long-lived assets as of December 31, 2002.

Warranties - The Company currently extends a one-year onsite warranty on sales of its marine propulsion products. During the years ended December 31, 2002 and 2001, warranty expenses were minimal. As of December 31, 2002 and September 30, 2003 the Company has not accrued any amount associated with its warranties.

Recent Accounting Pronouncements—In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions in the accompanying financial statements as discussed in Note 12.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN No. 45 also clarifies disclosure requirements to be made by a guarantor of certain guarantees. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN No. 45 as of February 28, 2003. The Company does not expect the adoption of FIN No. 45 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently analyzing the existing guidance and reviewing any developments with regard to the proposed FASB Staff Positions issued on the implementation of FIN No. 46 which are currently subject to public comment. Therefore, the Company cannot determine whether there will be an impact on its financial position, results of operations, or cash flows at this time.

In January 2003, the FASB issued EITF Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” This EITF addresses the accounting by a vendor for consideration (vendor allowances) given to a customer, including a reseller of the vendor’s products, and the accounting by a reseller for cash consideration received from a vendor. It is effective for certain arrangements entered into after November 21, 2002, and for all new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The Company adopted the provisions of the EITF in the fourth quarter of fiscal 2003 and, as the Company’s policies were already consistent with those of EITF 02-16, the adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

3. ACQUISITIONS

In September 2001, the Company acquired all of the outstanding stock of Town Creek Industries, Inc. (“TCI”) for 268,700 shares of the Company’s common stock. TCI was an inactive corporation that owned the patents to which Company had previously licensed the worldwide rights. The only assets the Company acquired were the patents which were valued at $537,400 or $2.00 per share. No pro forma information is provided because the operations of TCI during the audit periods presented were minimal.

In September 2002, the Company acquired all the assets of Arrowcore Products, LC (“Arrowcore”) a manufacturer of hi-tech masts for the maritime industry, for 75,000 shares of the Company’s common stock. The Company valued the patents and the pending patents of Arrowcore at $150,000 or $2.00 per share. No pro forma information is provided because the operations of Arrowcore during the audit periods presented were minimal.

The patents acquired from TCI and Arrowcore have been recorded and are being amortized over their remaining lives.

4. PROPERTY AND EQUIPMENT

As of December 31, 2002 and September 30, 2003, property and equipment consisted of the following:

	Useful Life	December 31, 2002	September 30, 2003 (unaudited)
Office furniture and equipment	5-7 Years	$18,155	$18,155
Machinery and equipment	5-7 Years	14,000	14,000
Computer equipment	5-7 Years	17,124	18,142
Software	3-5 Years	4,281	4,281
Boats	7 Years	2,200	2,200
Vehicles	5 Years	13,995	37,017
Leasehold improvements	10 Years	17,893	17,893

		87,648	111,688
Less: Accumulated depreciation		63,577	73,784

		$24,071	$37,904

Depreciation expense was $13,312 and $13,577 for the years ended December 31, 2002 and 2001, respectively.

5. INTANGIBLE ASSETS

The Company owns multiple patents relating to the use of its marine propulsion technologies. As of December 31, 2002 and September 30, 2003, intangible assets consisted of the following:

	Remaining Useful Life	December 31, 2002	September 30, 2003 (unaudited)
Marine propulsion patents	8-20 Years	$697,578	$704,029
Mast technology rights	3 Years	150,000	150,000
Trademarks	25 Years	107,868	107,868

		955,446	961,897
Less: Accumulated amortization		196,187	296,172

		$759,259	$665,725

Amortization expense was $99,197 and $38,898 for the years ended December 31, 2002 and 2001, respectively.

Footnote 6 is intentionally omitted.

7. CUSTOMER DEPOSITS

As of December 31, 2002, the Company had approximately $100,000 in unfulfilled sales orders for which it had received deposits of $51,486. At September 30, 2003, the Company had customer deposits of $63,969.

8. ACCRUED PAYROLL AND PAYROLL TAXES

As of December 31, 2002, the Company had accrued payroll due to four of its employees in the amount of approximately $282,000. Additionally, as of December 31, 2002, the Company had accrued and unpaid payroll taxes in the amount of $189,115 and accrued interest and penalties of $96,000 with respect to such taxes. As of September 30, 2003, the Company settled accrued amounts owed to employees were settled through the issuance of shares of the Company’s common stock (see Note 12).

During both 2002 and 2001, the Company had a number of employees who worked at low or minimal salaries. Generally these employees were shareholders. Management anticipates that as the operations of the Company expand, it will be required to pay competitive salaries, thereby increasing operating costs. The Company estimated the additional costs had these employees been compensated to be $298,965 and $55,186 for the years ended December 31, 2002 and 2001, respectively and $386,846 and $224,224 for the nine months ended September 30, 2003 and 2002, respectively. These amounts have been recorded as capital contributions.

9. NOTES AND LOANS PAYABLE

Notes and loans payable are summarized as follows:

	December 31, 2002	September 30, 2003 (Unaudited)
Short-term non-interest bearing loan from an individual payable upon demand	$5,000	$5,000
Convertible note payable to an institutional lender bearing interest at 11% per annum secured by the assets of the Company (1)	410,000	572,490
Non-interest bearing note payable with an individual	49,985	49,985
Short-term demand loan bearing interest at 10% per annum	8,000	8,000
Non-interest bearing short-term loan from an individual payable upon demand	20,804	20,804
Promissory note bearing interest at 5.75% due on May 23, 2003; note is guaranteed by certain assets of an officer of the Company	74,000	65,000
Nonnegotiable 10% convertible promissory notes with individuals (2)	—	125,000
Note payable bearing interest at 14.9% due in monthly installments of $268 secured by a vehicle	—	12,576
Note payable bearing interest at 2.9% due in monthly installments of $298 secured by a vehicle	2,824	613
Note payable bearing interest at 15.0%, due in monthly installments of $330 secured by office equipment	1,004	—

	571,617	859,468
Less: current portion of long-term debt	(571,617)	(857,494)

Long-term notes and loans payable	$—	$1,974

(1)-	This note is convertible into shares of the Company’s common stock at $1.50 per share (adjusted for a 1-for-2 reverse stock split). This conversion resulted in a beneficial conversion feature and the Company recorded additional interest expense of $205,000 during the year ended December 31, 2001. This note was renegotiated in September 2003 and was replaced with a convertible note in the amount of $572,490 which includes accrued interest and the professional fees of the lender through the date of the new note, which is due May 31, 2004. This note requires a mandatory payment of $50,000 on February 16, 2004 with the remaining principal balance due upon the maturity date. The lender has the right at anytime to convert into shares of the Company’s common stock at a per share conversion price of approximately $1.46. The Company recognized a beneficial conversion feature on this note of $211,743 which is recorded as additional interest expense. This note is collateralized by all of the assets of the Company.

(2)-	These notes are due and payable one year from the date of the note. However, the notes are automatically converted into shares of the Company’s common stock on the day the stock first trades on the Over-the-Counter Bulletin Board or other exchange. The number of shares to be issued upon conversion is equal to twice the principal and accrued interest of the notes using a per share price equal to the opening trade price of the common stock. The conversion price currently approximates a contemporaneous sales price so no beneficial conversion feature is present.

Interest on all debt amounted to $52,843 and $247,563 for the years ended December 31, 2002 and 2001, respectively, and was $259,666 and $33,825 for the nine months ended September 30, 2003 and 2002, respectively.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2002, the Company had received non-interest bearing short term advances from an officer of the Company in the amount of $71,313. Such amount, including additional subsequent advances of approximately $29,000, was converted into shares of the Company’s common stock on June 23, 2003 (see Note 9).

In June 2003, the Company acquired multiple rights to technology that the Company believes is patentable from its president for 1,000,000 shares of its restricted common stock. The historic cost of this technology (which included patent applications that have not yet been filed) was minimal and has not been reflected on the Company’s financial statements.

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	December 31,
	2002	2001
Deferred tax assets:
Net operating loss carryforwards	$1,872,098	$1,599,371
Less valuation allowance	(1,872,098)	(1,599,371)

Net deferred tax assets	$—	$—

The net change in the valuation allowance during the year ended December 31, 2002 was an increase of $272,727.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2002 and 2001:

	December 31,
	2002	2001
Tax benefit at federal statutory rate (34%)	$272,727	$498,014
State income tax benefit (4%)	32,086	58,590
Valuation allowance	(304,813)	(556,604)

Net income tax benefit	$—	$—

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2002 and 2001 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2002 the Company has available net operating loss carryforwards of approximately $5,506,000, which expire in the year 2023.

12. STOCKHOLDERS’ DEFICIENCY

During the year ended December 31, 2001, the Company sold 67,168 shares of its common stock for proceeds of $140,166 at prices from $2.00 to $3.00 per share.

During 2001, the Company converted debt of $55,100 into 19,217 shares of the Company’s common stock at an average conversion price of $2.87 per share which approximated fair market value on the date of conversion.

During the year ended December 31, 2001 the Company issued 130,250 shares of its common stock to members of its Board of Directors and to employees for services rendered. The Company valued these shares at $3.00 per share and recorded noncash compensation expense of $390,750.

In 2001 the Company recorded a beneficial conversion feature on convertible notes payable of $205,000 (See Note 9).

In September 2001, the Company issued 268,700 shares of its restricted common stock for the acquisition of TCI (see Note 3).

During the year ended December 31, 2002, the Company sold 69,833 shares of its common stock for proceeds of $145,999 at prices from $2.00 to $3.00 per share.

During the year ended December 31, 2002, the Company issued 12,500 shares of its common stock to an employee for services rendered. The Company valued these shares at $3.00 per share and recorded noncash compensation expense of $37,500.

In December 2002, the Company issued 75,000 shares of its restricted common stock for an asset acquisition valued at $2.00 per share or $150,000 (see Note 3).

During the nine months ended September 30, 2003, the Company sold 64,585 shares of its common stock for proceeds of $105,170 at prices from $2.00 to $3.00 per share.

During the nine months ended September 30, 2003, the Company issued 285,000 shares of its common stock to three consultants for accrued payroll and for unreimbursed business expenses. These shares were valued at $2.00 per share or $570,000.

On June 23, 2003, the Company issued 37,500 shares of its common stock to an employee and a consultant for services rendered. The Company recorded noncash compensation expense of $75,000 related to this issuance.

On June 23, 2003, the Company issued 663,089 shares of its common stock to a financial consultant for services rendered. The Company valued these shares at $2.00 per share and recorded noncash compensation expense of $1,326,178. Additionally, this consultant was granted a warrant to purchase 132,618 shares of the Company’s common stock at a price equal to 125% of the average closing price of the Company’s common stock during the first thirty (30) trading days. The warrant is exercisable for five years commencing one year after the date of the grant. The Company recorded additional noncash compensation of $23,208 or $0.18 per share relating to these warrants. The warrants were valued using the Black-Scholes option pricing model.

On June 23, 2003, the Company issued 1,000,000 shares of its common stock to its president for the acquisition of certain rights to technology (see Note 10).

In August 2003, the Company sold 93,333 shares of its restricted common stock for gross proceeds of $186,666, or $2.00 per share.

12. STOCKHOLDERS’ DEFICIENCY (continued)

Stock option and warrant activity for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003 is summarized as follows:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2000	19,582	$4.50
Granted	—	—
Exercised	—	—
Expired	(19,582)	4.50

Outstanding at December 31, 2001	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2002	—	—
Granted	375,118	2.17
Exercised	—	—
Expired	—	—

Outstanding at September 30, 2003	375,118	$2.17

The following table summarizes the Company’s stock options outstanding at September 30, 2003:

	Options outstanding			Options exercisable
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
$2.00	242,500	3.00	$2.00	242,500	$2.00
2.50	132,618	5.00	2.50	—	n/a

	375,118			242,500

12. STOCKHOLDERS’ DEFICIENCY (continued)

During 2003, the Company issued 227,500 shares to certain employees as compensation for services. As a result of the explanation of the income tax effects to the recipient of the issuances of the shares, the Company and the employees agreed that the issuances of theses shares was in error and agreed that they should be cancelled. At the time of the cancellation, stock options included in the above table were issued to such employees. As indicated in the significant accounting policies the Company follows APB 25; accordingly, no compensation has been recorded for such options.

The following disclosure is for interim awards of stock based compensation for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
Net loss, as reported	$(2,864,302)	$(644,781)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(62,843)	—

Pro forma net loss	$(2,927,145)	$(644,781)

Loss per share:
Basic and diluted - as reported	$(0.71)	$(0.21)

Basic and diluted - pro forma	$(0.73)	$(0.21)

The Company has valued interim stock based compensations awards utilizing the Black-Scholes options pricing model using the following assumptions: risk free interest rate of 4.25%, volatility of 0%, an estimated life of three years, and dividend yield of 0%.

13. COMMITMENTS

Operating Leases - On August 1, 2002, the Company entered into a five year lease for office space. The lease commenced on August 1, 2002, and monthly rental payments are approximately $3,000. The monthly rent will increase approximately 3% per annum over the term of the lease.

In August 2003, the Company entered into a two year operating leave for office facilities in Tarpon Springs, Florida. The leave requires monthly rental payment of $2,400.

Additionally, the Company leases a warehouse on a month to month basis with monthly payments of $2,100.

The future minimum lease payments are as follows:

2003	$36,500
2004	37,700
2005	38,900
2006	40,100
2006	41,300
Thereafter	23,800

$218,300

Rent expense for the years ended December 31, 2002 and 2001 totaled $44,700 and $31,950, respectively.

13. COMMITMENTS (continued)

Homewood Agreement—(unaudited) In August 2003, the Company entered into an agreement with a principal supplier of components of its propulsion systems. Under this agreement, the Company agreed to purchase no fewer than 100 production motor units during the period January 1, 2004 through December 31, 2004 (“Units”). The purchase price for the Units will be the supplier’s most favorable price based on a quantity purchase commitment for 100 Units.

The agreement is “take or pay”, such that the Company agreed to either purchase 100 Units during this period or pay the supplier on or before January 1, 2005 an amount equal to the product of (i) the average purchase price for all Units actually purchased by the Company and (ii) the remainder of 100 and the number of Units actually purchased by the Company.

As long as the Company takes or pays for 100 Units in any subsequent year, the supplier will not accept purchase orders for Units from any third party for marine applications, and the Company will not purchase products comparable to Units from any third-party supplier. The agreement is renewable for successive one year periods if the Company meets the minimum purchase commitment.

14. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit of $5,860,322 as of December 31, 2002 and had net losses and cash used in operations of $1,101,104 and $206,039, respectively, for the year ended December 31, 2002. For the nine months ended September 30, 2003, the Company had a net loss of $2,864,302, an accumulated deficit of $8,724,624 and cash used in operations of $548,226. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management is in the process of implementing its business plan and has begun to generate revenues through the sale of its marine propulsion systems. Additionally, management is actively seeking additional sources of capital, but no assurance can be made that capital will be available on reasonable terms. Management believes the actions it is taking allow the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

15. CONCENTRATION OF RISK

Customers:

The Company’s largest customer accounted for approximately 31% of the sales for the year ended December 31, 2002. One customer accounted for 100% of the Company’s accounts receivable as of December 31, 2002.

Supplier:

Presently the Company has one manufacturer for a principal component of its marine propulsion systems. If the supplier were unable to continue fulfilling the Company’s orders, it would have a materially adverse effect on the Company’s financial position.